As filed with the Securities and Exchange Commission on August 20, 1996
                                                     Registration No. 333-______
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                    FORM S-4
                             Registration Statement
                                      Under
                           The Securities Act of 1933

                            ------------------------

                     INTERDIGITAL COMMUNICATIONS CORPORATION
             (Exact name of Registrant as specified in its charter)

    Pennsylvania                      3663                       23-1882087
  (State or other              (Primary Standard              (I.R.S. Employer
    jurisdiction           Industrial Classification         Identification No.)
  of incorporation               Code Number)
  or organization)

                                781 Third Avenue
                    King of Prussia, Pennsylvania 19406-1409
                                 (610) 878-7800
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                            ------------------------

                           William A. Doyle, President
                     InterDigital Communications Corporation
                                781 Third Avenue
                    King of Prussia, Pennsylvania 19406-1409
                                 (610) 878-7800
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                            ------------------------

                                    Copy to:
                             James D. Epstein, Esq.
                               Brian M. Katz, Esq.
                           Pepper, Hamilton & Scheetz
                              3000 Two Logan Square
                           Philadelphia, PA 19103-2799

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.


                            ------------------------

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction, check the following box. |_|

                                                            Cover Page Continued
                                                                On Next Page

                                          CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------------------------------
Title of Each                                       Proposed Maximum           Proposed Maximum
Class of Securities         Amount to               Offering Price             Aggregate                  Amount of
to be Registered            be Registered           Per Share (1)              Offering Price             Registration Fee
- --------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par                    2,050,000 Shares        $7 7/16                    $15,246,875                $5,258
value..............
- --------------------------------------------------------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the registration fee in accordance with Rule 457(c) using the average of the high and low sales price of the Common Stock on the American Stock Exchange on August 14, 1996.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

                  SUBJECT TO COMPLETION, DATED AUGUST 20, 1996

PROSPECTUS


                     INTERDIGITAL COMMUNICATIONS CORPORATION

                              --------------------

                        ___________ Shares of Common Stock
                            Par Value $.01 Per Share

                              --------------------

     The shares of common stock, par value $.01 per share (the "Common Stock"), of InterDigital Communications Corporation ("InterDigital" or the "Company") to be issued pursuant to this Prospectus are being issued solely to certain holders of common stock of InterDigital Patents Corporation ("IPC"), an approximately 94%-owned subsidiary of the Company, and are being issued in connection with the merger of IP Acquisition Corporation ("MergerCo"), a wholly-owned subsidiary of InterDigital, with and into IPC (the "Merger").

     At the effective time of the Merger (the "Effective Time"), each outstanding share of IPC common stock, other than shares of IPC held by the Company, and other than shares of IPC held by stockholders who perfect their appraisal rights under Delaware law, will be converted into that number of shares of the Common Stock of the Company (the "Merger Consideration") equal to
(i) $7.33 divided by (ii) the average closing price per share of InterDigital Common Stock as reported by the American Stock Exchange for the 30 calendar days ending on the last trading day prior to the date the Registration Statement on Form S-4 of which this Prospectus is a part is declared effective by the Securities and Exchange Commission (the "Average Price"). No brokerage commissions or discounts are being paid in connection with the issuance of the Common Stock pursuant to the Merger. See "The Merger -- The Plan of Merger -- Payment for IPC Common Stock."

     The Common Stock is quoted on the American Stock Exchange under the symbol "IDC". On August 15, 1996, the last reported sale price of the Common Stock, as shown on the American Stock Exchange Composite Tape, was $7 1/2.

                              --------------------

          NO PROXIES ARE BEING SOLICITED IN CONNECTION WITH THE MERGER.

                              --------------------

   THE SHARES OF COMMON STOCK TO BE ISSUED HEREBY HAVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 14.

                              --------------------

     THE SHARES OF INTERDIGITAL COMMUNICATIONS CORPORATION COMMON STOCK HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


     Holders of IPC common stock will be required to complete and submit a Letter of Transmittal in order to receive the Common Stock to be issued pursuant to this Prospectus.

            The Date of this Prospectus is _______________ ___, 1996.

                              AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such material also may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Common Stock of the Company is traded on the American Stock Exchange. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission through EDGAR a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the public reference facilities of the Commission or may be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission at such addresses.

                      INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act with respect to InterDigital (File No. 1-11152) are hereby incorporated by reference into this Prospectus:

     1. InterDigital's Annual Report on Form 10-K for the year ended December 31, 1995;

     2. InterDigital's Annual Report on Form 10-K/A for the year ended December 31, 1995;

     3. InterDigital's Quarterly Report on Form 10-Q for the period ended March 31, 1996;

     4. InterDigital's Quarterly Report on Form 10-Q for the period ended June 30, 1996;

     5.   InterDigital's Current Report on Form 8-K filed August 19, 1996.

     6. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated April 28, 1987, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by InterDigital with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference herein from their respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein or deemed to be incorporated herein by reference.

     The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents that have been incorporated by reference in the Registration Statement and herein (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Executive Vice President, General Counsel and Secretary, InterDigital Communications Corporation, 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409; telephone number: (610) 878-7800.

                             -----------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY OR IPC, OR ANY OF THEIR AFFILIATES OR SUBSIDIARIES FROM THE DATE HEREOF.

                             -----------------------

                                Table of Contents

PROSPECTUS SUMMARY...........................................................  4
RISK FACTORS................................................................. 14
THE MERGER................................................................... 20
COMPARISON OF RIGHTS OF HOLDERS OF IPC COMMON STOCK
AND INTERDIGITAL COMMON STOCK................................................ 31
DIVIDEND POLICY.............................................................. 39
BUSINESS OF IPC.............................................................. 40
SELECTED FINANCIAL DATA FOR IPC.............................................. 44
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
         OPERATIONS OF IPC................................................... 46
INFORMATION RELATING TO MERGERCO ............................................ 49
PRINCIPAL STOCKHOLDERS OF IPC................................................ 50
CERTAIN LEGAL MATTERS, EXPERTS AND REGULATORY APPROVALS...................... 51

ANNEX I - PLAN OF MERGER BY AND AMONG INTERDIGITAL COMMUNICATIONS
         CORPORATION, INTERDIGITAL PATENTS CORPORATION AND IP ACQUISITION CORPORATION

          ANNEX II OPINION OF HOWARD, LAWSON & CO.

ANNEX III APPRAISAL RIGHTS STATUTE

- --------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus or incorporated by reference herein. IPC stockholders are urged to read this Prospectus and the annexes hereto in their entirety. As used in this Prospectus, except where the context otherwise requires, the terms "InterDigital" and the "Company" refer to InterDigital Communications Corporation and all of its subsidiaries. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

                               The Company and IPC

     InterDigital develops and markets advanced digital wireless telecommunications systems using proprietary technologies for voice and data communications and has developed an extensive patent portfolio related to those technologies. The Company offers its customers, licensees and alliance partners what it believes is unique access to both Time Division Multiple Access ("TDMA") and Broadband Code Division Multiple Access(Trademark) ("B-CDMA(Trademark)") proprietary digital wireless technology.

     The Company's principal product is the UltraPhone(Registered) system, a radio telephone system providing businesses and households access to basic telephone service through a wireless local loop. The UltraPhone system offers greater flexibility and ease of installation than conventional wireline-based systems and is designed to provide higher transmission quality, capacity and spectrum efficiency than other wireless systems presently in use. The UltraPhone system, which incorporates the Company's TDMA technology, is sold predominantly to foreign telephone companies to provide basic telephone service to their customers, primarily in rural and near-urban areas, where the cost of, or time required for, installing, upgrading or maintaining conventional wireline telephone service supports selection of an UltraPhone system. Sales of UltraPhone systems accounted for approximately 88%, 40%, 20% and 21%, respectively, of the total revenues of the Company during 1993, 1994, 1995 and the six month period ended June 30, 1996. Since 1987, the Company has sold over 250 UltraPhone systems worldwide, with aggregate UltraPhone sales totaling over $140 million.

     The Company's objective is to become a significant global supplier of digital wireless communications technology and systems based on its proprietary TDMA and B-CDMA technologies. To achieve that objective, the Company has developed an alliance program under which it intends to align itself with key entities in the telecommunications industry. Two key objectives of the Company's alliance program, if fully and successfully implemented, are to generate licensing revenues as well as to improve the Company's UltraPhone product business by (i) making the Company and its UltraPhone products more credible competitors in large scale telecommunications infrastructure programs, (ii) expanding the depth and coverage of UltraPhone marketing efforts around the world, (iii) facilitating greater focus in the Company's direct sale activities, and (iv) funding and facilitating engineering changes and alternative supply and production sources to attempt to significantly reduce costs and expand product capabilities.

     The third key objective of the alliance program is to bolster the Company's on-going efforts to develop its B-CDMA air interface technology and to spread the commercialization of B-CDMA-based wireless local loop applications and start the development of wireless Personal Communication Service ("PCS") applications. The successful commercial development and deployment of such products is dependent upon technological achievement, including the continued validation of the theories upon which the new technology is being designed, the continued availability of debt, equity, alliance or partner funding sufficient to maintain an increasing level of efforts over several years and, ultimately, market acceptance of the resultant product.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

     In December 1994, InterDigital completed the initial implementation of the alliance program by entering into an integrated series of agreements with Siemens Aktiengesellschaft ("Siemens") covering UltraPhone system product marketing and product development, B-CDMA technology development, patent licensing and other areas of cooperation. InterDigital continued its implementation of the alliance program when it signed a series of agreements with Samsung Electronics Co., Ltd. ("Samsung") in February 1996. These agreements cover B-CDMA development, patent licensing, product development, technology transfer and other areas of cooperation.

     InterDigital Technology Corporation ("ITC"), being a wholly-owned subsidiary of IPC, is an indirect approximately 94%-owned subsidiary of the Company. Both the Company and IPC (through ITC), together, offer non-exclusive, royalty bearing patent, technology and know-how licenses to telecommunications manufacturers that manufacture, use or sell, or intend to manufacture, use or sell, equipment that utilizes their extensive portfolio of TDMA and Code Division Multiple Access ("CDMA") proprietary and patented technologies. The Company believes that, through ITC's patent portfolio, and the Company's TDMA and B-CDMA research and development capabilities and resultant know how, both it and ITC are positioned to take advantage of the present evolution in wireless telecommunications to digital technology from analog technology, which represents a substantial portion of the worldwide installed base. ITC implemented a strategy commencing in 1993 of negotiation and litigation with certain entities which it believed were representative of the broader number of entities infringing ITC's patents. These efforts resulted in patent license agreements with twelve entities as of August 8, 1996, the recognition by IPC of $28.7 million, $64.3 million and $16.4 million of licensing revenue in fiscal 1994, fiscal 1995 and the six month period ended June 30, 1996, respectively, and the initiation of litigation against major telecommunications companies. See "Risk Factors -- Adverse Results in Motorola Trial."

     As an adjunct to its primary business, the Company had provided advanced digital wireless research and development services to government and business organizations. The Company also directly provided telecommunications services to businesses and households through the ownership and operation of telephone operating companies ("TELCO's") in certain rural areas of the United States. The Company began to withdraw from the contract services market during 1994 and it sold the TELCO operations during 1994.

     Since its inception, the Company has expended substantial sums to develop its proprietary and patented technologies, to establish and upgrade ITC's patent portfolio, to develop and commercialize products delivering the advantages afforded by its technologies, and to establish a market for those products. The Company had an accumulated deficit of $145.8 million as of June 30, 1996.

     The Company was incorporated in Pennsylvania in 1972 and IPC was incorporated in Delaware in 1992. The executive offices of both InterDigital and IPC are located at 781 Third Avenue, King of Prussia, Pennsylvania 19406- 1409 and their telephone number is 610-878-7800.


                                   The Merger

     Terms of the Merger. The Plan of Merger, a copy of which is attached as Annex I and incorporated herein by this reference, provides for the merger of MergerCo with and into IPC (the "Merger") with IPC being the surviving corporation in the Merger (the "Surviving Corporation"). At the effective time of the Merger, which will occur on or about _________ __, 1996 upon the filing of a Certificate of Merger in Delaware (the "Effective Time"), each outstanding share of IPC common stock, par value $.001, per share, other than shares of IPC held by the Company (the "Excluded Shares"), and other than shares of IPC held by stockholders who perfect their appraisal rights under Delaware law (the "Dissenting Shares"), will be converted into that number of shares (the "Conversion Number") of the Common Stock of the Company (the "Merger Consideration") equal to (i) $7.33 divided by (ii) the average closing price per share of InterDigital Common Stock as reported by the American Stock Exchange for the 30 calendar days ending on the last trading day prior to the date the Registration Statement is declared effective by the Commission (the "Average Price"). Assuming an average closing price of the Common Stock of $7.33 per share, which was the average closing price of the Common Stock for the 30 calendar days prior to August 15, 1996, 1,637,625 shares of Common Stock would be issued to the holders of IPC common

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

stock (the "Investors") (assuming the exercise of all outstanding options to purchase IPC Common Stock immediately prior to the Merger), other than holders of Excluded Shares or Dissenting Shares in the Merger, representing approximately 3.4% of the shares of Common Stock to be issued and outstanding immediately after consummation of the Merger based on the shares outstanding as of August 8, 1996. As a result of the Merger, each outstanding share of MergerCo will be converted into a share of the Surviving Corporation.

     Exchange of IPC Common Stock for the Merger Consideration. In order to receive the Merger Consideration, each holder of a certificate theretofore representing IPC common stock will be required to surrender his or her stock certificate, together with a duly executed and properly completed letter of transmittal (the "Letter of Transmittal") and any other required documents, to the Company by following the procedures described under "The Plan of Merger
- -Payment for IPC Common Stock." Each Investor will receive a number of whole shares of Common Stock determined by multiplying the number of shares of IPC common stock owned by such Investor at the Effective Time by the Conversion Number. Investors will be paid cash in lieu of any fractional shares of Common Stock which they would otherwise be entitled to receive. See "The Plan of Merger
- -- Payment for IPC Common Stock."

     Approval by the IPC and InterDigital Board of Directors and the stockholders of MergerCo and IPC. On August 15, 1996, meetings of the Boards of Directors of IPC (the "IPC Board") and InterDigital (the "InterDigital Board") were held for the purpose of considering the Merger, including reviewing the fairness of the Merger Consideration to be paid in the Merger. The IPC Board engaged Howard, Lawson & Co. ("Howard Lawson") to serve as its independent financial advisor for the transaction and to render an opinion as to the fairness of the Merger Consideration, from a financial point of view, to the Investors. The IPC Board also engaged the law firm of Archer & Greiner, a Professional Corporation to advise the IPC Board as to certain legal issues regarding the Merger. See "The Merger -- Approval of the IPC Board, InterDigital Board and stockholders of MergerCo and IPC."

     After considering all relevant information, including the opinion of Howard Lawson to the effect that the Merger Consideration to be received by the Investors is fair, from a financial point of view, to each Investor, the IPC Board voted unanimously to approve the terms of the Merger and the Plan of Merger. In addition, after considering all relevant information, the InterDigital Board voted unanimously to approve the terms of the Merger and the Plan of Merger on behalf of itself, but not in its capacities as the sole stockholder of MergerCo and the majority stockholder of IPC. Approval of InterDigital as the sole stockholder of MergerCo and the majority stockholder of IPC remains a condition precedent to the Merger. Investors should be aware that all members of the IPC Board have certain interests which may present them with potential conflicts of interest in connection with the Merger, including the fact that the IPC Board consists of persons, all of whom are members of the Company's board of directors, some of whom are executive officers of the Company, and one of which is a stockholder of IPC. See "The Merger -- Interests of Certain Persons in the Merger."

     Purpose, Structure and Certain Effects of the Merger. The purpose of the Merger is to facilitate the further development and implementation of the Company's and ITC's alliance program, eliminate potential conflicts of interest, corporate governance and corporate opportunity issues that may arise in connection with the operation of a subsidiary which is not 100% owned by the Company, and simplify the negotiation of multi-faceted licensing and technology transfer arrangements between the Company, ITC and third parties. At the same time, the Merger is intended to give the Investors the opportunity to own, in a tax-free exchange, a stock with greater liquidity, as well as to share in the prospects of the combined organization. As a result of the Merger, the separate existence of MergerCo will cease to exist, IPC will become a wholly-owned subsidiary of the Company and the stockholders of IPC will become shareholders of the Company. See "The Merger -- Purpose and Structure of the Merger and Certain Effects of the Merger".

     Recommendation of the Financial Advisor. On August 15, 1996, Howard Lawson delivered to the IPC Board its opinion, confirmed by a written opinion dated August 15, 1996, to the effect that, as of the respective dates and based upon and subject to certain matters as stated in its written opinion, the Merger Consideration to be received by the Investors in the Merger is fair, from a financial point of view, to the Investors. The full text of the August 15, 1996 Howard Lawson written opinion setting forth the assumptions made, matters considered and scope of review undertaken

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

in connection therewith is attached as Annex II to this Prospectus and should be read in its entirety. See "The Merger -- Opinion of Financial Advisor."

     Action Required to Approve the Merger. Under applicable law, the only corporate approvals required in order to effect the Merger are those of the respective Boards of Directors of MergerCo and IPC, and the approval of the Board of Directors of InterDigital on its own behalf, as the sole stockholder of MergerCo and as the majority stockholder of IPC. Shareholder approval of InterDigital is not required to effect the Merger. No proxies are being solicited in connection with the Merger. In addition, InterDigital has the right, which it may exercise in its sole discretion, to terminate or abandon the Merger prior to the Effective Time, if the average closing price per share of InterDigital Common Stock as reported by the American Stock Exchange for the 30 calendar days ending on the last trading day prior to the date the Registration Statement is declared effective by the Commission is less than or equal to $5.86 per share (i.e., eighty percent of $7.33). The Merger will become effective on or about ________ __, 1996 upon the filing of a Certificate of Merger with the Delaware Secretary of State.

     Certain Benefits of the Merger. The Board of Directors of IPC has identified a number of potential benefits of the Merger to IPC stockholders. See "The Merger Background and Reasons for the Merger; Recommendation of the IPC Board." These benefits include, among others:

     * The opportunity for IPC stockholders to participate, as holders of Company Common Stock, in a larger, more diversified company;

     *    Increase in liquidity for IPC stockholders;

     * The terms and structure of the Merger, including its structure as a tax-free exchange; and

     * Certain strategic and business management benefits that the Merger will provide to InterDigital and IPC including, but not limited to, facilitating the further development and implementation of the Company's and ITC's alliance program, eliminating potential conflicts of interest and potential corporate governance and corporate opportunity issues, and simplifying the negotiation of multi-faceted licensing and technology transfer arrangements between the Company, ITC and third parties.

     Certain Federal Income Tax Considerations. IPC and the Company have received an opinion of Pepper, Hamilton & Scheetz, the Company's outside counsel ("Special Tax Counsel") that the Merger, with the Investors receiving Company Common Stock, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The opinion of Pepper, Hamilton & Scheetz relating to the Merger is conditioned upon certain facts, representations and assumptions provided to Pepper, Hamilton & Scheetz by the Company and IPC and is subject to certain qualifications and other matters set forth therein. Provided the Merger qualifies as a reorganization, then for federal income tax purposes:

(i) no gain or loss would be recognized by any of IPC, MergerCo or the Company as a result of the Merger and (ii) no gain or loss would be recognized by a stockholder of IPC upon the receipt of Company Common Stock in exchange for IPC common stock in the Merger, except that gain or loss would be recognized on receipt of any cash in lieu of fractional shares or because of the exercise of dissenters' rights. See "Certain Federal Income Tax Consequences of the Merger."

     Because of the complexities of the federal income tax laws and because the tax consequences may vary depending upon an IPC stockholder's individual circumstances or tax status, it is recommended that each IPC stockholder consult with his or her tax advisor concerning the federal (and any applicable state, local or other) tax consequences of the Merger.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

     Comparison of Stockholder Rights. As a result of the Merger, shares of IPC common stock, which are issued by a Delaware corporation, will be converted into the right to receive shares of InterDigital Common Stock, which are issued by a Pennsylvania corporation. As a result of the differences between Delaware and Pennsylvania law, and between the governing instruments of IPC and InterDigital, there are differences in terms of, and rights of holders with respect to, IPC common stock and Company Common Stock. For a discussion of the various differences between the rights of IPC stockholders, as holders of IPC common stock, and the rights of InterDigital stockholders, as the holders of the Company Common Stock, see "Comparison of Stockholder Rights."

     Appraisal Rights. Holders of record of shares of IPC common stock have the right to have the "fair value" of their shares of IPC held at the Effective Time to be judicially determined and to have such value paid in cash. To do so, the holder of the IPC shares must comply with the requirements of Section 262 of the DCL, a copy of which is attached as Annex III to the Prospectus. See "Terms of the Merger -- Appraisal Rights."

     Regulatory Approvals. No federal or state regulatory requirements remain to be complied with in order to consummate the Merger. See "Certain Legal Matters, Experts and Regulatory Approvals."

     Accounting Treatment of the Merger. The acquisition of the minority interest of IPC by InterDigital will be accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated by InterDigital to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition.

                                Share Information

InterDigital Common Stock Being Sold(1).............................   1,637,625
InterDigital Common Stock Outstanding After the Merger(1)(2)........  48,075,418
AMEX Symbol..................................................................IDC

- -------------------
(1) Based upon the assumed Merger Consideration.
(2) Excludes approximately 8.0 million shares of InterDigital Common Stock which may be issued upon the exercise of outstanding options and warrants and approximately 3.9 million shares of InterDigital Common Stock which may be issued upon exercise of options which may be granted pursuant to the Company's existing stock option plans.


                                Market Price Data

     On August 15, 1996, the last reported trading day prior to the public announcement of the Merger, the closing sale price for the InterDigital Common Stock, as reported on the American Stock Exchange Composite Tape, was $7 1/2 per share, and there were approximately 2,600 record holders of the Common Stock.

     No active trading market exists for the IPC common stock and, accordingly, there are no published market quotations available for such shares of stock. As of August 15, 1996, there were seventeen record holders of IPC common stock including the Company.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                                                                  Summary Selected Financial Data

                                                                             InterDigital Communications Corporation
                                                                                            Historical
                                                                  -----------------------------------------------------------------
                                                                                For the Year Ended December 31,
                                                                  -----------------------------------------------------------------

                                                                    1991         1992(1)        1993          1994           1995
                                                                  ---------     ---------     ---------     ---------     ---------
Consolidated Statement of Operations Data:
 (In thousands, except per share data)(6)
     Revenues:
      UltraPhone                                                  $  31,482     $  34,348     $  11,748     $  20,086     $  16,581
      Licensing and Alliance                                             --         3,015            --        28,709        67,693
      Contract services                                               2,140         2,347         1,551         1,171           681
                                                                  ---------     ---------     ---------     ---------     ---------
      Total revenues                                                 33,622        39,710        13,299        49,966        84,955
      Nonrecurring items(2)                                             925       (15,088)           --            --            --
      Income (loss) from continuing operations                       (6,179)      (20,342)      (32,929)      (13,753)       34,605
      Discontinued operations(6)                                        (60)       (2,283)       (1,728)         (295)           --
      Net income (loss) before preferred dividends                   (6,239)      (22,625)      (34,657)      (14,048)       34,605
      Net income (loss) applicable to common
       shareholders                                               $  (7,743)    $ (22,917)    $ (34,939)    $ (14,330)    $  34,340
                                                                  =========     =========     =========     =========     =========
     Net income (loss) per share
      Net income (loss) from continuing operations                $   (0.39)    $   (0.86)    $   (1.05)    $   (0.37)    $    0.74
      Net income (loss) - discontinued operations                        --         (0.09)        (0.06)        (0.01)           --
                                                                  ---------     ---------     ---------     ---------     ---------
      Net income (loss) per common share                          $   (0.39)    $   (0.95)    $   (1.11)    $   (0.38)    $    0.74
                                                                  =========     =========     =========     =========     =========

     Weighted average number of shares outstanding                   19,828        24,113        31,515        37,463        46,503
                                                                  =========     =========     =========     =========     =========
     Operations and Other Date:

      Number of UltraPhone systems sold                                  50            45            10            34            25
      Number of UltraPhone subscriber stations sold                   5,826         7,160         2,304         8,570         5,474

                                                                                               Historical
                                                                  -----------------------------------------------------------------
                                                                                              December 31,
                                                                  -----------------------------------------------------------------
                                                                       1991          1992          1993          1994          1995
                                                                  ---------     ---------     ---------     ---------     ---------
Consolidated Balance Sheet Data (in thousands):
     Cash and cash equivalents (3)                                $   4,595     $   9,146     $   8,211     $   6,264     $   9,427
     Short Term Investments                                              --            --            --            --        55,060
     Working capital (deficit)                                       (3,248)       10,340         8,064        10,118        59,008
     Total assets                                                    15,031        35,550        32,326        43,830        83,167
     Short-term debt (4)                                              1,194           154           256           233           430
     Long-term debt                                                     158           150           650           520           631
     Accumulated deficit                                           (112,479)     (135,396)     (170,335)     (184,665)     (150,325)
     Total shareholders' equity (5)                                   1,806        15,056        14,004        14,872        62,440


                                                                                      Historical        Pro Forma
                                                                                --------------------    ----------
                                                                                  Six           Six
                                                                                 Months       Months    Six Months
                                                                                 Ended         Ended       Ended
                                                                  Pro Forma     June 30,     June 30,     June 30,
                                                                   1995(7)        1995        1996(7)     1996(7)
                                                                   -------      -------      -------      -------
Consolidated Statement of Operations Data:
 (In thousands, except per share data)(6)
     Revenues:
      UltraPhone                                                   $16,581      $11,456      $ 6,834      $ 6,834
      Licensing and Alliance                                        67,693       62,093       24,707       24,707
      Contract services                                                681          445           --           --
                                                                   -------      -------      -------      -------
      Total revenues                                                84,955       73,994       31,541       31,541
      Nonrecurring items(2)                                             --           --           --           --
      Income (loss) from continuing operations                      36,392       40,793        4,707        5,234
      Discontinued operations(6)                                        --           --           --           --
      Net income (loss) before preferred dividends                  36,392       40,793        4,707        5,234
      Net income (loss) applicable to common
       shareholders                                                $36,127      $40,659      $ 4,575      $ 5,102
                                                                   =======      =======      =======      =======
     Net income (loss) per share
      Net income (loss) from continuing operations                 $  0.75      $  0.88      $  0.10      $  0.10
      Net income (loss) - discontinued operations                       --           --           --           --
                                                                   =======      =======      =======      =======
      Net income (loss) per common share                           $  0.75      $  0.88      $  0.10      $  0.10
                                                                   =======      =======      =======      =======

     Weighted average number of shares outstanding                  48,141       46,195       47,931       49,569
                                                                   =======      =======      =======      =======
     Operations and Other Date:

      Number of UltraPhone systems sold                                               8           17
      Number of UltraPhone subscriber stations sold                               1,889          705


                                                                                         Historical     Pro Forma
                                                                                         ----------     ---------
                                                                                            June 30,      June 30,
                                                                                             1996         1996(7)
                                                                                          ----------     ---------
Consolidated Balance Sheet Data (in thousands):
     Cash and cash equivalents (3)                                                        $   20,306     $  20,306
     Short Term Investments                                                                   62,322        62,322
     Working capital (deficit)                                                                74,712        74,712
     Total assets                                                                            115,550       122,822
     Short-term debt (4)                                                                         484           484
     Long-term debt                                                                            3,142         3,142
     Accumulated deficit                                                                   (145,750)      (145,750)
     Total shareholders' equity (5)                                                           75,656        87,660

                          (See footnotes on next page)


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- -----------
     (1) Includes the results of operations of SCS Telecom, Inc. and SCS Mobilcom, Inc. ("SCS") from October 15, 1992, the respective date of acquisition by the Company.

     (2) Nonrecurring items for 1991 include a gain of $8,125,000 on the sale of a cellular license and a loss of $7,200,000 on the cancellation of a purchase commitment with Hughes Network Service Inc. ("HNS"). Nonrecurring items for 1992 include the expensing of $13,120,000 of research and development costs acquired as part of the acquisition of SCS and a loss of $1,968,000 on a revaluation of equipment acquired as part of a cancellation of the purchase commitment referred to above.

     (3)  Including $6,710,000, $2,424,000, $471,000, $1,200,000 and $1,002,000
          of restricted cash as at December 31, 1992, 1993, 1994 and 1995 and June 30, 1996, respectively.

     (4)  Includes the current portion of long-term debt.

     (5) The Company has not declared or paid any dividends on the Common Stock since its inception.

     (6) The accompanying selected financial data has been restated to present the Company's TELCO operations as discontinued operations.

     (7) The pro forma summary information gives effect to the Merger as if it occurred at the beginning of the periods presented for the results of operations information and at the end of the latest reporting period for the balance sheet information. See InterDigital Communications Corporation Pro Forma Consolidated Financial Statements.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

CONSOLIDATED STATEMENT OF OPERATIONS DATA (1)
                                                                                       For the Six Months Ended
                                               For the Year Ended December 31,                June 30,
                                          -------------------------------------------   ---------------------
                                          1992(2)        1993        1994      1995       1995        1996
                                          -------        ----        ----      ----       ----        ----
                                              (in thousands except per share data)

Licensing revenue                       $  3,015       $    --    $ 28,709   $ 64,293   $ 60,093   $ 16,400
Operating income (loss)                    1,483        (3,626)     18,720     56,612     54,340     14,447
Net income (loss)                            984        (2,357)     12,277     39,040     36,530     10,704
Net income (loss) per share             $   0.04      ($  0.10)   $   0.51   $   1.62   $   1.51   $   0.44
Shares used in computing net
  income (loss) per share                 24,006        24,072      24,137     24,137     24,137     24,137
Dividends paid to common stockholders      2,500(3)         --       3,104         --         --         --

CONSOLIDATED BALANCE SHEET DATA (1)
                                                       December 31,                       June 30,
                                          -------------------------------------           --------
                                           1992      1993      1994      1995               1996
                                           ----      ----      ----      ----               ----
                                                       (in thousands)

Cash, cash equivalents and
  short-term investments                 $ 5,382   $ 2,341    $ 2,402   $59,287           $68,824
Working capital                            5,238     1,753     11,947    51,261            61,978
Patents (net)                              2,362     2,477      2,569     2,386             2,376
Total assets                               7,781     4,915     26,063    62,980            74,054
Due to (Due from) InterDigital               798      (598)     4,891     5,246             6,966
Retained earnings (deficit)                   --    (2,357)     6,816    45,856            56,560
Stockholders' equity                       6,829     4,887     14,669    53,709            64,413


- ----------
     (1) In February 1992, InterDigital formed InterDigital Technology Corporation ("ITC"), as a wholly-owned subsidiary, and transferred all of its patents, patent applications and rights to file patent applications on certain future inventions to ITC. During the third quarter of 1992, InterDigital formed IPC and contributed to IPC its entire ownership in ITC in return for 100% of IPC's common stock. Subsequently, InterDigital sold a 5.76% interest in IPC to the current stockholders of IPC (except for InterDigital) for net proceeds of $5.2 million. IPC started operating as an active company during 1993. See
          Note 1 to IPC's Consolidated Financial Statements.

     (2) Operating results for 1992 include interest earned on IPC's cash balances and ITC's patent enforcement activity beginning in February 1992. Prior to February 1992, InterDigital's patent portfolio management activity was included in the operating results of InterDigital. Prior period comparable data is not readily available.

     (3) This amount represented a dividend paid by ITC to InterDigital in 1992 prior to the formation of IPC.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                           Comparative Per Share Data

     The following table sets forth historical per share data for InterDigital and IPC, pro forma per share data for InterDigital giving effect to the Merger and equivalent pro forma per share data for IPC. The information presented should be read in conjunction with the historical financial statements and notes thereto of InterDigital and IPC and the unaudited pro forma condensed Consolidated Financial Statements and related notes thereto of InterDigital, included or incorporated by reference in this Prospectus. Pro forma and equivalent pro forma per share data reflect the consolidated results of InterDigital and IPC, after giving effect to the Merger as if the event had occurred on June 30, 1996 in the case of book value data, and on January 1, 1995, in the case of operations data. The pro forma per share data are not necessarily indicative of actual results had the Merger occurred on such date or of future expected results. See "Incorporation of Certain Documents by Reference" for the incorporation by reference of certain InterDigital financial statements, the Unaudited InterDigital Pro Forma Condensed Consolidated Financial Statements, Audited and Unaudited InterDigital Patents Corporation and Subsidiary Financial Statements included elsewhere in this Prospectus and "Risk Factors -- Accumulated Deficit and History of Operating Losses."


                                                            Year Ended                  Six months ended
                                                         December 31, 1995                June 30, 1996
                                                         -----------------                -------------

                                                                       Pro Forma                    Pro Forma
                                                      Historical     InterDigital    Historical   InterDigital
                                                      ----------     ------------    ----------   ------------
IDC
Net Income per common share (1)                       $0.74 (1)       $0.75             $0.10         $0.10
Cash dividends declared per common share                 --              --                --            --
Book value per common share at period end (2)         $1.35             N/A             $1.58         $1.77

                                                                     Equivalent                    Equivalent
                                                                     Pro Forma                     Pro Forma
                                                      Historical      IPC (3)        Historical     IPC (3)
                                                      ----------      -------        ----------     -------
IPC
Income per common share (1)                           $1.62 (2)       $1.62             $0.44 (2)     $0.44
Cash dividends declared per common share                 --              --                --            --
Book value per common share at period end (4)         $2.23            N/A              $2.67         $2.67

     (1) The number of shares used to compute the historical net income per share is based upon weighted average shares outstanding and common stock equivalents. The number of shares used to compute pro forma net income per share is equal to the number used to calculate historical net income per share increased by shares issued in the Merger.

     (2) Computed by dividing historical or pro forma stockholders' equity less the redemption value of the preferred stock by the historical or pro forma number of shares outstanding at the end of the periods presented. Taking into account the effect of common stock equivalents under the treasury method, the net book value per share would be $1.28, $1.52 and $1.71 as of December 31, 1995 historical, June 30, 1996 historical, and June 30, 1996 pro forma.

     (3) The shares used in computing the equivalent pro forma net income per share and equivalent pro forma book value per share are obtained by dividing the shares used in the respective pro forma calculation by the ratio equal to (i) $7.33 divided by (ii) the average closing price per share of InterDigital Common Stock as reported by the American Stock Exchange for the 30 calendar days ending on the last trading day prior to the date the Registration Statement is declared effective by the Commission. Assuming an average closing price of $7.33 per share as of August 15, 1996, such ratio would be 1.0 to 1.0.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

     (4) Computed by dividing historical stockholders' equity by the historical number of shares outstanding at the end of the periods presented. For purposes of this calculation, options outstanding to purchase 262,625 shares of IPC common stock have been considered outstanding.

- --------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

     Accumulated Deficit and History of Operating Losses. The Company has experienced losses from its inception in 1972 through the third quarter of 1994 and in selected periods thereafter, and, as of June 30, 1996, the Company's accumulated deficit was $145.8 million. In recent years, the Company has incurred significant increases in expenses associated with its UltraPhone business activities, the development of related product enhancements, the acquisition and development, as applicable, of its TDMA and B-CDMA digital wireless technologies, and the enforcement of ITC's patents. There can be no assurance that the Company will realize revenues and gross profits sufficient to achieve or sustain profitability on a quarterly or annual basis in the future. In the event it fails to do so, the Company's operations could be adversely affected and investors in the Common Stock could face the loss of part or all of their investment.

     Need for Expansion and Increased Profitability of UltraPhone Sales. Prior to 1994, sales of the UltraPhone system historically accounted for a substantial majority of the Company's revenues. During 1994, 1995 and the first half of 1996, licensing and alliance revenues constituted the majority of the total revenues of the Company. The Company's future profitability may, in the event of any significant decline in licensing and alliance revenues, depend significantly on the expansion of UltraPhone system sales by increasing sales to its existing customers, broadening the Company's customer base, or both. Since 1993, the Company has experienced negative gross profit margins in its UltraPhone product operations as a result of insufficient production volumes and higher than desired variable costs relative to declining selling prices in such operations. More specifically, the Company has accepted major orders for 1996 and 1997 delivery and is actively marketing the UltraPhone system in certain opportunities, at sales prices which are expected to generate little, if any, margin based on the current cost characteristics of the system configurations being proposed. There can be no assurance that the Company will be able to increase UltraPhone system sales and decrease UltraPhone system variable operating costs sufficiently to achieve profitability in its UltraPhone system operations. Moreover, many of the Company's contracts for UltraPhone product sales contain provisions which could result in the imposition of liquidated damages for late performance or the drawing of performance bonds for defaults. Either of these events would put further downward pressure on UltraPhone product profitability. Unless the Company is able to achieve positive profit margins in its UltraPhone system operations, investors in the Common Stock could lose part or all of their investment.

     Dependence on a Limited Number of Customers, Alliance Partners and Licensees. A substantial majority of UltraPhone system sales have historically been concentrated among only a few major customers, and it is anticipated that such concentration will continue for the foreseeable future. Customers engaged in multi-year telecommunications infrastructure programs traditionally purchase different types of telephone equipment in the various phases of a program and therefore typically would not purchase a consistent number of UltraPhone systems in each year of the program. Transitions to different phases of acquisition programs by significant customers, other reductions in purchases from those customers (unless replaced by other new orders), or the loss of such customers could have a material adverse effect on the Company. Similarly, the Company's licensing and alliance revenues have been generated from only a relatively few licensees and alliance partners. There can be no assurance that ITC will enter into patent license agreements with any additional entities or that additional licensing revenue will be generated from ITC's existing patent license agreements. There can be no assurance that the Company will enter into additional alliances or that its current alliances will generate additional revenues. The failure of ITC to enter into additional license agreements or of the Company to achieve its alliance objectives could have a material adverse effect on the Company. In either of such cases, the Company's operations could be adversely affected and investors in the Common Stock could lose part or all of their investment.

     Quarterly Fluctuations in Financial Results. Historically, the fact that new license agreements are not entered into on a regular, predictable basis has been a factor in the significant fluctuations in the Company's revenues and operating results from quarter to quarter, and there can be no assurance that the Company's licensing activities will not diminish or cease during any relevant time interval. Likewise, the concentration of UltraPhone product sales to a few major customers and the signing of patent license agreements providing for up-front license fees with a few licensees also contributes to quarterly fluctuations in the Company's financial results. UltraPhone product sales are expected to continue to be concentrated among only a few major customers who purchase UltraPhone systems at sometimes unpredictable levels and intervals. As an example of the fluctuation of quarterly financial results, the Company was profitable in the first and second quarters of 1995 and unprofitable in the third and fourth quarters of 1995. The variability of 1995 and 1996 quarterly operating results was due to the revenue related to up-front license payments. The Company's UltraPhone product sales and patent and technology licensing revenues may also fluctuate as a result of other factors, including increased competition from other products or technologies, announcements of new products or technologies by the Company or its competitors, equipment acquisition and replacement patterns of the Company's customers, general domestic and global economic and political conditions, and perception of the strength and enforceability of the Company's patent portfolio. As a result, the value of a Common Stock purchaser's investment could be adversely affected.

     Competition in the Telecommunications Industry. Competition in the communications industry is intense. Generally, a number of entities, many of which are substantially larger and have substantially greater financial, technical, marketing and other resources than the Company, sell or may introduce products which compete both domestically and internationally with the UltraPhone system. Further, certain competing wireless telecommunications technologies offer a lower-cost product as compared to the UltraPhone system as currently configured and other wireless technologies offer or purport to offer certain features not currently supported by the UltraPhone system. There can be no assurance that the Company's competitors will not market competitive wireless communications systems in an increasingly aggressive manner, which could materially and adversely continue to affect the Company's UltraPhone system business in the future. If this were to happen, the Company's assets could diminish and the Company could experience an increase in accumulated deficit. Such results could adversely affect the value of an investment in the Common Stock.

     Need for UltraPhone Engineering Modifications. The Company has experienced and may continue to experience engineering delays and incur costs related to engineering modifications in the introduction of new subscriber units and other new enhancements or features. There can be no assurance that such engineering delays or the costs of making any required engineering modifications will not be substantial or that any required engineering modifications will be successfully designed or implemented on a timely basis for any particular application. The failure of any such engineering modifications to be successfully and timely designed or implemented could have a material adverse effect upon the Company's financial condition and results of operations. Such a result could adversely affect the value of a Common Stock purchaser's investment.

     Reliance on Sole Source Suppliers. The Company currently obtains certain critical components for the UltraPhone system from sole source suppliers. The failure of the Company to develop and enter into acceptable contracts with alternative sources for other critical components, or to obtain sufficient sole or limited source components of acceptable quality, as required, could result in delays or reductions in product shipments which could adversely affect the Company's business prospects and relations with its customers. This, in turn, could adversely affect the value of a Common Stock purchaser's investment.

     Dependence on Alliance Program. The Company has entered into an alliance program designed, among other things, to enhance its UltraPhone product marketing efforts and to promote its B-CDMA efforts. For example, in December 1994, the Company entered into an alliance agreement with Siemens which has begun to market the UltraPhone product. In February 1996, the Company entered into an alliance agreement with Samsung, under which Samsung has made a financial contribution to the Company and is participating, in the development of B-CDMA technology and the marketing of the UltraPhone system. The elements of the alliance strategy are interdependent and the failure to successfully achieve any of the objectives would adversely affect the success of the overall strategy and could have a material adverse effect upon the Company's financial position and results of operations. This, in turn, could adversely affect the value of a Common Stock purchaser's investment. See "--Dependence on a Limited Number of Customers, Alliance Partners and Licensees."

     Dependence on Patented and Proprietary Technology. The Company's UltraPhone product business depends substantially upon its proprietary technology, including technology covered by patents owned by ITC. ITC's licensing opportunities depend upon its ability to enforce its patents against third parties. In high technology fields, the validity and enforceability of patents are often subject to complex legal and factual challenges and other uncertainties. There can be no assurance that ITC's existing patents or any patents that may be issued to ITC in the future will not be declared invalid, or that ITC's patents will afford the Company the required protection against competitors with similar technology; nor can there be any assurance that ITC's patents will not be infringed upon, or circumvented through design changes, by others. See "Adverse Results in Motorola Trial" below. In addition, in the normal course of business, third parties have asserted, and may assert in the future, that the Company is engaged in the infringing use of such third party's patents or proprietary technology. If any such third party successfully asserts that the Company is engaged in any such infringing use, the Company may be required to contest the validity of such patents or proprietary technology, to acquire licenses to use such patented or proprietary technology and/or to redesign the Company's products to avoid further infringement. There can be no assurance that such licenses can be obtained or that the Company would prevail in any such contests. Furthermore, the Company relies upon non-competition and non-disclosure agreements for the protection of certain other proprietary technology. There can be no assurance that these agreements will prove adequate to enforce the Company's proprietary rights in such technology. If ITC's patents were declared invalid or the Company's proprietary technology were otherwise used by third parties without licensing such patents and technologies from the Company and/or ITC, the Company's financial position and results or operations would be materially adversely affected. This could substantially affect the Company's prospects for realizing future income and, thereby, investors in the Common Stock could lose part or all of their investment.

     Adverse Results in Motorola Trial. In March 1995, a trial involving ITC and Motorola, Inc., ended with the jury's verdict that the Motorola products involved in the suit did not infringe ITC's patent claims at issue in the case and that the 24 patent claims were invalid. ITC filed a motion requesting that the jury verdict be overturned or, in the alternative, that a new trial be granted. Motorola filed a motion requesting attorneys' fees and expenses aggregating between $6 and $7 million. On June 17, 1996, the U.S. District Court for the District of Delaware affirmed that portion of the jury's verdict regarding infringement. The U.S. District Court further sustained the jury's determination of invalidity with respect to 21 of the 24 patent claims, but ruled that three patent claims are valid notwithstanding the jury's determination. The U.S. District Court denied Motorola's motion for attorneys' fees and expenses. On June 17, 1996 Motorola filed an appeal from the ruling by the U.S. District Court for the District of Delaware with the U.S. Court of Appeals for the Federal Circuit (Appeal No. 96-1408) and on June 21, 1996 the Company filed its appeal (Appeal No. 96-1428). It is anticipated that the parties will file their appeal briefs during the remainder of 1996 and that the appeals will be argued and decided within approximately 12 to 18 months after all of the briefs have been filed. The Company believes that there are substantial grounds for reversal of the jury's invalidity determination and the granting of a new trial regarding infringement. In the short term, the jury verdict may adversely affect the Company's efforts to generate further revenue and cash flow from ITC's patent portfolio and may impair generally the Company's ability to raise additional funds for general corporate purposes. This, in turn, could adversely affect the value of a Common Stock purchaser's investment. The ultimate outcome of the Motorola case may also temporarily or permanently adversely affect ITC's pending U.S. patent infringement litigation against Ericsson GE Mobile Communications, Inc. and certain of its affiliates (collectively, "Ericsson") and its ability to realize royalties under certain of its license agreements. In addition, an adverse ruling on appeal with regard to Motorola's motion for legal fees could adversely affect the Company's cash position. There can be no assurance that the Motorola verdict will be reversed and any reversal of the verdict should be expected to occur in the intermediate- to long-term rather than in the near future. In the event that the Motorola verdict is not overturned or reversed, the Company's future prospects could be materially adversely affected and investors in the Common Stock could lose part or all of their investment.

     Protecting Patents and Proprietary Technology. ITC is currently in litigation or involved in administrative proceedings, both in the United States and abroad, over certain of its patents. In the event any of these proceedings were to have unfavorable results, or if any of ITC's patents were to be declared invalid, it could have a material adverse effect on ITC's patent licensing opportunities, if any. This could adversely affect the Company's ability to realize additional licensing revenues. Such unfavorable results could also adversely affect ITC's pending patent litigation against Ericsson and its ability to realize royalty revenue. In such event, the Company's prospects could be materially adversely affected and investors could lose part or all of their investment.

     Dependence on Foreign Sales. InterDigital expects that sales of UltraPhone systems to foreign customers will continue to account for a substantial portion of the Company's total product revenues. Sales of UltraPhone systems to foreign customers accounted for approximately 65%, 79%, 84% and 86%, respectively, of the Company's UltraPhone product revenues for 1993, 1994, 1995 and the six month period ended June 30, 1996. Foreign sales of UltraPhone systems are subject to local economic and political factors which may result in delays in completing sales or the inability to complete sales. Foreign sales of UltraPhone systems may be affected by changes in demand resulting from fluctuations in currency exchange rates, as well as by risks such as tariff and quota regulations and difficulties in obtaining export or import licenses, among other things. The Company's UltraPhone product sales usually depend upon a customer's ability to obtain financing for the purchase, and there can be no assurance that the Company's existing or prospective customers will be able to qualify for or obtain the financing necessary to purchase UltraPhone systems. Failure to do so could adversely affect the Company's cash flow and profitability. This, in turn, could adversely affect the value of the Company's Common Stock.

     Risk of International Operations. The Company's ability to conduct business in certain areas outside the United States and its revenues derived from foreign licensees may be adversely affected by certain risks inherent in international operations. In conducting business in foreign jurisdictions the Company may be subject, in addition to the effects of government regulation, to the effects of tariffs and any other applicable trade barriers, currency control regulations, political instability, potential adverse tax consequences, and general delays in remittance and difficulties of collection of foreign payments, among other things. Also, currency conversion gains and losses could contribute to fluctuations in InterDigital's operating results. If for any reason exchange or price controls or other restrictions on the conversion or repatriation of foreign currencies were imposed, InterDigital's revenues derived from any foreign customers or licensees could be adversely affected. In such event, the value of a Common Stock purchaser's investment could be adversely affected.

     Lack of Technological Change and Product Development. The telecommunications industry is characterized by rapid technological change, frequent product introductions and evolving domestic and international industry standards. The Company believes that its potential for future success will depend on, among other things, whether it will be able to (i) meet evolving customer and country-specific requirements through continued refinements to the UltraPhone system (including frequency modifications) and B-CDMA technology development projects, and (ii) reduce product costs to allow for more aggressive UltraPhone product pricing and increased gross profit margin and for continued B-CDMA technology development projects. Such efforts will necessitate continued significant investment by the Company in research and development and in sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments, that the Company will be able to make the technological advances necessary to achieve these goals and thereby capture a level of sales sufficient to achieve its future success, or that the costs of such efforts will be acceptable to the Company. There can be no assurance that the Company's products will not be rendered obsolete or noncompetitive by new industry standards or changing technology or that the Company will be able successfully to increase UltraPhone system sales or to develop and successfully market new products. In such event, the Company's operations could be jeopardized and investors in the Common Stock could lose part or all of their investment.

     Regulatory and Standards Compliance. In general, the telecommunications industry is subject to continued regulation on the federal, state and international levels and, in many cases, domestic, regional and international organizations, including financing agencies, impose standards for acceptance or type certification of telecommunications products. Changes in these regulations or standards may adversely impact the Company's ability to sell UltraPhone systems or impose additional costs and/or time delays with respect to such sales. In such event, the value of a Common Stock holders's investment could be adversely affected.

     Changes to Government Regulations. The commercial potential for the Company's proprietary technologies may be materially affected by regulations and actions of various governmental agencies, including the Federal Communications Commission ("FCC"), state public service and utility commissions, the United States Congress and the courts relating to the regulation of competition, rate tariffs and/or frequency use, which could affect the market, demand and availability of communications systems. These restrictions, and those imposed by counterpart agencies in foreign jurisdictions, may be important factors in decisions by telephone companies, cellular system operators and other authorized service providers concerning utilization of the Company's proprietary technologies. Such restrictions could adversely affect the Company's sales and, in turn, could adversely affect the value of the Common Stock.

     Effect of Litigation on Cash Position. The Company and ITC are currently in patent and other litigation, both as plaintiffs and defendants, in the United States, and are involved in administrative proceedings abroad, over certain of its patents. The legal fees and costs associated with such litigation are substantial. A judicial determination of liability requiring the Company to pay substantial amounts could adversely affect the Company's cash position. In addition, an adverse or inconclusive result in the Company's and ITC's pending patent-related litigation against Motorola or Ericsson or any of the patent-related administrative proceedings could adversely affect the Company's efforts to generate further revenue and cash flow from its patent portfolio and could impair generally the Company's ability to raise additional funds. Either of these results, in turn, could adversely affect the value of a Common Stock purchaser's investment.

     Need for Additional Financing. The Company's operations to date have required substantial amounts of working capital, and the Company expects to spend substantial funds to support its UltraPhone operations, to develop improvements and enhancements to the UltraPhone system, to further expand its research and development activities relating to its B-CDMA technology and to fund its patent enforcement activities. The Company's working capital requirements will depend on numerous factors, including but not limited to the level of demand for the UltraPhone system, the progress of the Company's research and development programs, the ability to generate patent and technology license fees and royalties, and the need to expend funds in connection with its patent protection activities. To the extent that cash on hand and funds generated from operations are insufficient, the Company will have to raise additional funds to meet its working capital requirements. Continued availability of working capital will be dependent on the financial condition of the Company, and there is no assurance that additional financing will be available or, if available, that it will be available on acceptable terms. In the event sufficient working capital is not obtained or maintained, the Company's operations could be substantially and adversely disrupted. This, in turn, could adversely affect the value of a Common Stock purchaser's investment.

     Dependence on and Availability of Key Personnel. The Company's business will continue to depend upon certain key Company personnel, none of whom currently are parties to agreements that require them to provide services to the Company for any minimum period of time. The Company believes that to succeed in the future it will be required to continue to attract, retain and motivate a significant number of talented and qualified management, sales and technical personnel. There can be no assurance that the Company will be able to retain its key employees, or that the Company will be able to continue to attract, assimilate and retain other skilled management, sales and technical personnel. The loss of any of its existing key personnel or the inability to attract and retain a sufficient number of key employees in the future could have a material adverse effect on the Company. This, in turn, could adversely affect the value of the Common Stock of the Company.

     Adverse Effects to Common Stock Upon Issuance of Additional Preferred Stock. InterDigital is authorized to issue 14,398,600 shares of its preferred stock, par value $.10 per share ("Preferred Stock"), of which approximately 105,000 shares were issued and outstanding as of June 30, 1996. The InterDigital Board, without any further action by InterDigital's shareholders, may issue from time to time the authorized and unissued shares of Preferred Stock in one or more series, and may determine as to each series the designation and number of shares to be issued and the relative rights, preferences and limitations of the shares of each series, including provisions with respect to voting powers, redemption, conversion, dividend rights and liquidation preferences. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock, deny holders of Common Stock the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock. The issuance of Preferred Stock could also have the effect of deterring or delaying any attempt by a person or group to obtain control of InterDigital.

     Volatility of Securities Prices. Historically, market prices for securities of companies involved in the wireless telecommunications industry have been volatile. In addition, market prices for the Common Stock have historically been particularly volatile due, in part, to the Company's history of quarterly fluctuations of revenues and operating results. Announcements of, among other things, technological innovations or new commercial products by the Company or its competitors, developments concerning proprietary technologies, results of patent enforcement activities, regulatory developments in both the United States and other countries, and global and national economic and political factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the Common Stock. See " - Adverse Effects to Common Stock Upon Issuance of Additional Preferred Stock."

     Lack of Dividends on Common Stock. InterDigital has not declared or paid cash dividends on the Common Stock since its inception. It is anticipated that in the foreseeable future, no cash dividends will be declared or paid on the Common Stock and any cash otherwise available for such dividends will be reinvested in the Company's business.

     Anti-Takeover Provisions. Unsolicited changes in control of InterDigital could be deterred, delayed or made more expensive as a result of applicable statutory protections (relating to transactions with certain "interested persons" and "controlling persons"), the statutory authorization for the InterDigital Board to consider the interests of constituent groups (other than InterDigital's shareholders) when determining whether a particular action is in the best interests of InterDigital, provisions of InterDigital's Bylaws establishing a classified InterDigital Board, and certain provisions in InterDigital's Articles of Incorporation. Accordingly, these provisions and protections may have a depressive effect on the price of InterDigital's securities.

                                   THE MERGER

Background and Reasons for the Merger

     In the fourth quarter of 1994, the IPC Board, the InterDigital Board and the management of IPC and InterDigital commenced a comprehensive and continuing review of the Company's organizational structure in order to better address management requirements regarding the companies' intellectual property portfolio and prospective alliance activities. In their review, the Boards and management of the two companies sought to address various issues which might result from bundled licenses of such companies' patent, trademark and know-how rights. The Boards and management of the two companies concluded that both companies would benefit from the Merger of the companies by facilitating licensing negotiations, easing the burden of redundant administrative, accounting and financial operations, and providing the minority stockholders of IPC with liquidity in respect to their investment in the common stock of IPC. After management of the Company met with representatives of the minority stockholders of IPC, by the end of the first quarter of 1995, the management of IPC and InterDigital had concluded that the most effective way to combine the two companies and address the objectives described above was to effect a tax-free stock-for-stock combination.

     On May 4, 1995, management of IPC met with several investment banking firms to determine whether such firms should be retained to provide the company investment advisory services in connection with the proposed combination. After such meetings, IPC retained the services of Howard Lawson to provide investment advisory services in connection with the Merger. Management of IPC met with Howard Lawson several times between May 4, 1995 and August 23, 1995. On August 23, 1995, Howard Lawson presented its preliminary analyses as to indications of value of the IPC common stock based on then existing conditions. However, no valuation report was issued at such time. InterDigital management and directors determined at such time that the merger transaction required additional analysis.

     On February 2, 1996 and February 27, 1996, members of IPC's management met with Howard Lawson to discuss the status of the Merger and to provide Howard Lawson a description of recent material events. On March 15, 1996, the IPC Board met with Howard Lawson to discuss the status of the Merger and Howard Lawson's revised preliminary analyses as to indications of value of the IPC common stock based upon then existing conditions. However, due to demands on the time and attention of IPC management resulting from the negotiation of the Samsung alliance, the opposition proceeding in Germany regarding one of ITC's TDMA system patents and certain management changes at InterDigital, the preliminary estimates of the range of value of the IPC common stock were neither finalized nor acted upon at such time.

     On June 25, 1996 and July 12, 1996, members of IPC's management again met with Howard Lawson to discuss the status of the Merger and to provide a summary of recent material events. On August 15, 1996, the InterDigital and IPC Boards met individually to discuss the progress of the Merger. On such date, the IPC Board met with Howard Lawson to discuss the Merger consideration and the structure of the Merger. Howard Lawson presented its opinion concerning the range of values of the IPC common stock based on then existing conditions. See "The Merger--Opinion of Financial Advisor." In addition, the Boards reviewed a draft of the Registration Statement on Form S-4 and the Plan of Merger to be filed with the Commission in connection with the Merger. At such meetings, each of the InterDigital and the IPC Boards approved the Merger, subject to the approval of the majority stockholder of IPC and the sole stockholder of MergerCo, as required by Delaware law. The InterDigital Board also approved the filing of the Registration Statement on Form S-4 in connection with the Merger. The Registration Statement on Form S-4 was filed with the Commission on August 19, 1996.

     On August 6, 1996, the Company incorporated MergerCo in the state of Delaware. On August 15, 1996, the Board of Directors of MergerCo approved the execution of the Plan of Merger, the effectiveness which is subject to the approval of the Company as the majority stockholder of IPC and the sole stockholder of MergerCo. The Plan of Merger was executed by all parties on August 15, 1996. It is anticipated that the Company as the sole stockholder of MergerCo and the majority stockholder of IPC will approve the Merger after the Commission declares the Registration Statement effective.

Purpose and Structure of the Merger and Certain Effects of the Merger

     The reason for the Merger is to facilitate the further development and implementation of the Company's and ITC's alliance program, eliminate potential conflicts of interest which may arise between ITC and the Company, eliminate corporate governance and corporate opportunity issues that may arise in connection with the operation of a subsidiary that is not wholly owned by the Company and simplify the negotiation of multi-faceted licensing and technology transfer arrangements between the Company, ITC and third parties. The Merger will also allow the Investors the opportunity to own stock with a greater liquidity.

Conduct of the Business of the Surviving Corporation After the Merger

     Following the Merger, the Surviving Corporation will be a wholly owned subsidiary of InterDigital. The Surviving Corporation will exist and operate under the name "InterDigital Patents Corporation." The Surviving Corporation's Certificate of Incorporation will be the same as that of IPC as in effect immediately prior to the Effective Time. The Surviving Corporation's board of directors and management will be the same as that of IPC as in effect immediately prior to the Effective Time.

Approval by the IPC Board, InterDigital Board and Stockholders of MergerCo and
IPC

     On August 15, 1996, meetings of the IPC Board and the InterDigital Board were held for the purpose of considering the Merger including reviewing the fairness of the Merger Consideration to be paid in the Merger. The IPC Board had previously engaged Howard Lawson to serve as its independent financial advisor for the transaction and to render an opinion as to the fairness of the Merger Consideration, from a financial point of view, to the Investors. In addition, Archer & Greiner advised counsel to IPC as to the fiduciary duties of IPC's Board of Directors. After considering all relevant information, including the opinion of Howard Lawson to the effect that the Merger Consideration to be received by the Investors is fair, from a financial point of view, to the Investors, the IPC Board voted unanimously that it approve the terms of the Merger and the Plan of Merger. In addition, after considering all relevant information, the InterDigital Board voted unanimously that it approve the terms of the Merger and the Plan of Merger on behalf of itself. Investors should be aware that all of the members of the IPC Board have certain interests which may present them with potential conflicts of interest in connection with the Merger including, the fact that the IPC Board consists of persons, all of whom are either members of the Company's board of directors, some of whom are executive officers of the Company, and one of which is an Investor of IPC. See "The Merger
- -- Interests of Certain Persons in the Merger."

Opinion of Financial Advisor

     Howard Lawson was retained by the IPC Board to act as its financial advisor and to render a fairness opinion in connection with the Merger. Pursuant to such engagement, the IPC Board requested that Howard Lawson evaluate the fairness, from a financial point of view, to the Investors of the consideration to be received in the Merger by the Investors. On August 15, 1996, Howard Lawson delivered to the IPC Board its oral opinion, confirmed by a written opinion dated August 15, 1996, to the effect that, as of the respective dates and based upon and subject to certain matters as stated in its written opinion, the consideration to be received by the Investors in the Merger was fair, from a financial point of view, to the Investors.

     The full text of the written opinion of Howard Lawson dated August 15, 1996, which sets forth assumptions made, factors considered and limitations on the review undertaken by Howard Lawson, is attached to and made part of this Prospectus as Annex II. Investors are urged to read such opinion carefully and in its entirety.

     No limitations were imposed by the IPC Board on the scope of Howard Lawson's investigation or the procedures to be followed by Howard Lawson in rendering its opinion, except that the IPC Board did not authorize Howard Lawson to solicit, and Howard Lawson did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of IPC's business. Howard Lawson was not requested to and did not make, any recommendations to the IPC Board as to the form of the Merger Consideration. In arriving at its opinion, Howard Lawson did not ascribe a specific value to IPC, but instead made its determination as to the fairness, from a financial point of view, of the per share price received by the Investors from InterDigital, on the basis of a financial analysis described below. Howard Lawson's opinion is directed to the IPC Board only and does not constitute a recommendation to any Investor. Howard Lawson was not requested to opine as to, and its opinion does not address, the underlying business decision to proceed with or the effect of the Merger.

     In arriving at its opinion, Howard Lawson reviewed the following financial and other information, including but not limited to: (i) Draft of the Form S-4 Registration Statement dated August 14, 1996; (ii) IPC and InterDigital Confidential Private Placement Memorandum dated October 1, 1992; (iii) InterDigital Annual Reports and Forms 10-K for the fiscal years ending December 31, 1992, 1993, 1994 and 1995 and Forms 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996; (iv) Press Releases, Commission filings and other publicaly available information regarding InterDigital and IPC; (v) InterDigital, 1995 Goals and Budget dated December 14, 1994 and 1996 Forecasted Profit dated April 30, 1996; (vi) InterDigital and subsidiaries internal consolidating financial statements for fiscal 1992, 1993, 1994 and 1995 and the period ended June 30, 1996; (vii) historical prices and trading volume of the Common Stock of InterDigital; (viii) information on ITC's patents and patent applications and litigation regarding those patents; and (ix) information on the wireless telecommunications equipment industry, including market reports, analysts' reports, and information on companies in the industry.

     In addition, Howard Lawson had discussions with the management of InterDigital and IPC concerning the respective businesses, operations, assets, financial condition and prospects of InterDigital and IPC including, but not limited to, their proprietary technology, development efforts, patents and patent applications, licensing, alliance and other agreements, the prospects for the adoption of their technology in various markets, and the status of litigation regarding ITC's patents, and undertook such other studies, analyses and investigations as it deemed appropriate.

     In rendering its opinion, Howard Lawson assumed and relied upon the accuracy and completeness of the financial and other information used by it in arriving at its opinion without independent verification and further relied upon the assurances of management of InterDigital and IPC that they were not aware of any facts that would make such information inaccurate or misleading. With respect to the projections of IPC prepared by Howard Lawson, upon advice of IPC, Howard Lawson assumed that such projections were reasonably prepared on the basis of assumptions which are reasonable given the economic and business conditions under which IPC will operate in the future. In arriving at its opinion, Howard Lawson did not conduct a physical inspection of the properties and facilities of InterDigital or IPC and did not make nor obtain any evaluations or appraisals of the assets (including intangible assets) or liabilities of InterDigital or IPC. In addition, Howard Lawson was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of IPC's business. Upon advice of IPC and its legal and accounting advisors, Howard Lawson assumed that the proposed merger would be tax-free to the Investors. Howard Lawson's opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date thereof.

     Howard Lawson did not express an opinion as to the prices at which the shares of InterDigital Common Stock will actually trade at any time.

     The following paragraphs summarize the material financial analyses performed by Howard Lawson in arriving at its opinion as to the fairness, from a financial point of view, to the Investors of the Merger Consideration. Howard Lawson delivered its written opinion on August 15, 1996. The following does not purport to be a complete description of the analyses performed, or the matters considered, by Howard Lawson in arriving at its opinion. The preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Howard Lawson did not attribute any particular weight to any analysis or factor considered by it but, rather, made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Howard Lawson believes that its analyses must be considered as a whole and that considering any portion of such analysis without considering all analyses and factors could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Howard Lawson made numerous assumptions with respect to industry performance, general business and economic conditions, discount rates and other matters, many of which are beyond the control of IPC. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     In arriving at its opinion as to the fairness, from a financial point of view, to the Investors of the Merger Consideration, Howard Lawson reviewed the terms of the initial purchase of the shares of IPC by the Investors. The shares were purchased as part of units consisting of (i) 62,500 common shares of IPC and (ii) ten year warrants to purchase 62,500 shares of InterDigital Common Stock at $5.50 per share. Based on the application of a number of option and warrant valuation models (including Black Scholes), Howard Lawson determined that the value of IPC Common Stock implied by the price of the units was approximately $1.38 per share in December 1992. Based on the August 14, 1996 closing price of InterDigital Common Stock, the current transaction represents an annual return of approximately 57% to the Investors on the IPC stock portion of their investment. In contrast, InterDigital Common Stock has appreciated only 7% on an annual basis over the same period. Howard Lawson was advised by IPC that there have been no significant third party sales or purchases of IPC common stock since the original sales which would provide subsequent reliable indications of the value of the Shares.

     Howard Lawson reviewed the relative financial performance of IPC and InterDigital since 1992 on both a consolidated and unconsolidated basis. In making its analysis, Howard Lawson concluded that since 1992, the financial performance of non-IPC components of InterDigital had deteriorated, primarily as a result of larger losses in the UltraPhone product line and the costs associated with the development of the Company's B-CDMA technology, which were acquired in 1992. IPC, on the other hand, had greatly improved its financial performance since 1992 and, as of 1994, began collecting significant royalty payments related to ITC's patent portfolio.

     Howard Lawson prepared an analysis of the value of IPC as indicated by the current market capitalization of the Common Stock of InterDigital. As IPC is 94.24% owned by InterDigital, the market capitalization of InterDigital reflects in large part the market's perception of the value of IPC. A review of the market price of InterDigital Common Stock since 1992 indicated that it is very responsive to announcements regarding IPC's business. For example, following the March 29, 1995 decision in the Motorola litigation regarding ITC's patents, InterDigital's stock price declined from $12 on March 29, 1995 to $6-1/8 on March 31, 1995. Howard Lawson prepared an allocation analysis of InterDigital's current market capitalization, based on certain assumptions as to the value of non-IPC businesses and, after considering a discount to the value of IPC shares for the lack of a ready, liquid market, Howard Lawson concluded that this analysis indicates an implied value for IPC shares of $9.45 based on the market valuation of InterDigital Common Stock as of August 14, 1996.

     Howard Lawson also prepared a discounted cash flow analysis of the value of IPC common stock. It prepared a forecast of cash flows through the year 2010, based on independent forecasts for the wireless telecommunications equipment industry and certain assumptions with respect to IPC's ability to generate royalties and cash flows and also with respect to the final outcomes of the Motorola litigation and other challenges to ITC's patents. The cash flows were discounted at annual rates between 20% and 40% and for periods from seven to 15 years. Howard Lawson concluded that such analysis indicated a value in the range of $5.90 to $7.50 per share.

     Howard Lawson also considered other valuation methodologies, including a comparable company analysis and liquidation analysis, without coming to any conclusion as to value. It concluded that such measures were not as reliable as those discussed above and were not relied upon by Howard Lawson in its analysis.

     The IPC Board selected Howard Lawson as its financial advisor because Howard Lawson is a recognized investment banking firm with substantial experience in transactions similar to the Merger. As part of its investment banking business, Howard Lawson regularly engages in the valuation of businesses and securities in connection with mergers acquisitions, private placements and valuations for estate, corporate and other purposes.

     In consideration of its services as financial advisor to the IPC Board, Howard Lawson has received a fee of $55,000 for work performed prior to July 1996 in connection with services related to the Merger and, in addition, will receive an hourly fee for work performed since July 1996. IPC has also agreed to reimburse Howard Lawson for its out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Howard Lawson against certain liabilities which may arise out of or in connection with the services rendered by Howard Lawson which may arise under the engagement letter. Howard Lawson has performed investment banking services for InterDigital in the past for which it received customary compensation. During the past five years, these services included a valuation analysis with respect to the acquisition of SCS Mobilecom, Inc. and SCS Telecom, Inc. in 1992 and financial advisory services with respect to a proposed financing in 1994.

Appraisal Rights

     Holders of shares of IPC common stock are entitled to appraisal rights under Section 262 of the DCL ("Section 262"), provided that they comply with the conditions established by Section 262. Section 262 is reprinted in its entirety as Annex III to this Prospectus. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex III. This discussion and Annex III should be reviewed carefully by any IPC stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein will result in the loss of appraisal rights.

     Stockholders of record who desire to exercise their appraisal rights must:

     - hold shares of IPC common stock on the date of making a demand for appraisal;

     -    continuously hold such shares through the Effective Time;

     - deliver a properly executed written demand for appraisal to IPC, as the Surviving Corporation, prior to the date which is 20 days after the date of the mailing of this Prospectus to such holder of record;

     - file any necessary petition in the Delaware Court of Chancery (the "Delaware Court"), as more fully described below, within 120 days after the Effective Time; and

     -    otherwise satisfy all of the conditions described more fully below.

     A record holder of shares of IPC common stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, and who otherwise complies with the statutory requirements of Section 262 will be entitled to an appraisal by the Delaware Court of the fair value of his shares of IPC common stock. All references in Section 262 and in this summary of appraisal rights to an "Investor," a "stockholder" or "holders of shares of IPC common stock" are to the record holder or holders of shares of IPC common stock.

     IPC stockholders who desire to exercise their appraisal rights must deliver a separate written demand for appraisal to IPC as the Surviving Corporation prior to the date which is 20 days after the date of the mailing of the Prospectus to such holder of record. The mailing of this Prospectus shall constitute the notice required to be given by IPC pursuant to Section 262. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate or certificates representing the shares of IPC common stock. A person having a beneficial interest in shares of IPC common stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect whatever appraisal rights are available. If the shares of IPC common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of IPC common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

     A record owner, such as a broker, fiduciary or other nominee, who holds shares of IPC common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of IPC common stock outstanding in the name of such record owner.

     An IPC stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to: InterDigital Patents Corporation, 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409, Attention: William J. Merritt, Associate General Counsel and Secretary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of IPC common stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. Within ten days after the Effective Time, the Surviving Corporation must provide notice of the Effective Time to all stockholders who have complied with Section 262. The mailing of this Prospectus shall constitute the notice required to be given by IPC pursuant to Section 262.

     Within 120 days after the Effective Time, either the Surviving Corporation or any IPC stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. The Surviving Corporation does not presently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section
262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of IPC common stock with respect to which demands for appraisal were received by the Surviving Corporation and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights and will appraise the shares of IPC common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     Stockholders considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are to receive pursuant to the Merger if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     Any holder of shares of IPC common stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends of distributions payable to stockholders of record at a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of shares of IPC common stock will be entitled to receive the Merger Consideration. Inasmuch as the Surviving Corporation has no obligation to file such a petition, and has no present intention to do so, any holder of shares of common stock who desires such a petition to be filed is advised to file it on a timely basis.

Interests of Certain Persons in the Merger

     IPC stockholders should be aware that certain members of IPC's management and all members of the IPC Board have certain interests that may present them with potential conflicts of interest in connection with the Merger. D. Ridgely Bolgiano, Harry G. Campagna, Harley L. Sims, and William A. Doyle are each directors of IPC and the Company and shareholders of the Company. William A. Doyle, the President of the Company, and James W. Garrison, the Company's chief financial officer, are also officers of IPC. D. Ridgely Bolgiano is also an officer of IPC and the Company and a stockholder of IPC. See "The Merger--Resales of Common Stock by Investors."

The Plan Of Merger

     The terms of the Merger are contained in the Plan of Merger, a copy of which is attached as Annex I to this Prospectus and incorporated herein by reference. Statements in this Prospectus with respect to the terms of the Merger are qualified in their entirety by reference to the full text of the Plan of Merger. IPC stockholders are urged to read the full text of the Plan of Merger.

     General. Under the Plan of Merger, MergerCo will be merged with and into IPC, and IPC, as the Surviving Corporation in the Merger, will continue its corporate existence under the laws of Delaware under the name "InterDigital Patents Corporation." The Surviving Corporation will be a wholly owned subsidiary of InterDigital.

     Effective Time of the Merger. The Effective Time of the Merger will occur upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with applicable Delaware law. It is anticipated that the Certificate of Merger will be filed on or about ________ __, 1996 and, accordingly, the Merger will become effective on such date.

     Conversion of Stock. At the Effective Time, each outstanding share of IPC common stock (other than the Excluded Shares which will be canceled and the Dissenting Shares) shall be converted into the right to receive that number of shares (the "Conversion Number") of the Common Stock of InterDigital (the "Merger Consideration") equal to (i) $7.33 divided by (ii) the average closing price per share of InterDigital Common Stock as reported by the American Stock Exchange for the 30 calendar days ending on the last trading day prior to the date the Registration Statement is declared effective by the Commission (the "Average Price"). As a result, holders of shares of IPC common stock will have no continuing interests in or rights as stockholders of IPC. Each share of MergerCo's common stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of InterDigital, be converted into one share of the Surviving Corporation. Holders of shares of IPC common stock have the right under Section 251 of the DCL to dissent from the Merger and obtain an appraisal of the fair value of such shares pursuant to Section 262 of the DCL. See "- Appraisal Rights."

     Payment for IPC Common Stock. In order to receive the Merger Consideration, each holder of certificates representing IPC common stock (each, a "Certificate") will be required to surrender his or her Certificate or Certificates, together with a duly executed and properly completed Letter of Transmittal and any other required documents, to the Company. The Company will provide each stockholder with the requisite forms of the letter of transmittal and other documents referred to above, together with instructions for their use. Upon receipt of such Certificate or Certificates, together with a duly executed and properly completed Letter of Transmittal and any other required documents from a holder of IPC common stock, the Company will arrange for the issuance and delivery to the person or persons entitled thereto of a certificate or certificates representing that number of whole shares of InterDigital Common Stock equal to the Conversion Number multiplied by the number of shares of IPC common stock represented by the surrendered Certificate or Certificates. Shares of InterDigital Common Stock will be issued only in whole shares. Stockholders will not be entitled to receive fractions of shares of InterDigital Common Stock ("Fractional Shares") but, instead, will be entitled to receive promptly from the Company a cash payment in lieu of Fractional Shares in an amount equal to the Average Price multiplied by the Fractional Share in question.

     No dividends or other distributions that are otherwise payable on the shares of InterDigital Common Stock issued in connection with the Merger will be paid to the holder of any unsurrendered Certificate until such Certificate is properly surrendered to the Company.

     If the Merger Consideration is to be paid to a person other than the registered holder of the Certificates surrendered, it is a condition of such issuance that the Certificate or Certificates so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment or issuance either pay to the Company any transfer or other taxes required by reason of the issuance to a person other than the registered owner of the Certificate or Certificates surrendered, or shall establish to the satisfaction of InterDigital that such tax has been paid or is not applicable.

     The Company will send instructions to the Investors with regard to the procedure for surrendering Certificates in exchange for the Merger Consideration, together with a letter of transmittal to be used for this purpose, as promptly as practicable after the Effective Time. Investors should surrender Certificates only with a letter of transmittal.

     Effect of the Merger on IPC Stock Options. Robert S. Bramson, a former employee of IPC, was granted an option to purchase 262,625 shares of IPC common stock, all of which are fully vested. Mr. Bramson, the Company and IPC have agreed that Mr. Bramson will fully exercise such option immediately prior to the Merger. The shares of IPC common stock issued upon such exercise shall be deemed outstanding at the Effective Time and shall be entitled to the Merger Consideration. There are no other options outstanding for the purchase of IPC common stock.

     Certificate of Incorporation, By-laws, Officers and Directors. The Plan of Merger provides that, at the Effective Time, the Certificate of Incorporation and the By-laws of IPC, each as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the By-laws of the Surviving Corporation. The Plan of Merger also provides that the officers and directors of IPC at the Effective Time shall be the initial officers and directors of the Surviving Corporation and shall serve until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and the By-laws of the Surviving Corporation, or as otherwise provided by law.

     Action Required to Approve the Merger; Conditions to the Merger. Under applicable law, since InterDigital owns in excess of 50% of the outstanding common stock of IPC and IPC will be the Surviving Corporation, the only approvals required in order to effect the Merger are those of (a) the Boards of Directors of MergerCo and IPC and (b) InterDigital on its own behalf and as the sole stockholder of MergerCo and the majority stockholder of IPC. Shareholder approval of InterDigital is not required to effect the Merger. A condition to the Merger is the declaration by the Commission of the effectiveness of the Company's Registration Statement on Form S-4, of which this Prospectus forms a part, and the approval of the sole stockholder of MergerCo and the majority stockholder of IPC. No proxies are being solicited in connection with the Merger. In addition, InterDigital has the right, which it may exercise in its sole discretion, to terminate or abandon the Merger prior to the Effective Time, if the average closing price per share of InterDigital common stock as reported by the American Stock Exchange for the 30 calendar days ending on the last trading day prior to the date the Registration Statement is declared effective by the Commission is less than or equal to $5.86 per share (i.e., eighty percent of $7.33). The Merger will become effective on or about _____________, 1996.

     Indemnification and D&O Insurance Coverage. In the Plan of Merger, InterDigital has agreed that all rights to indemnification existing as of the date of the Plan of Merger in favor of the employees, agents, directors or officers of IPC and its subsidiaries (collectively, the "Indemnified Parties"), as provided in their respective charters, codes of regulations, or by-laws, by agreement or otherwise in effect on the date of the Plan of Merger, shall survive the Merger and shall, with respect to any action or omission occurring prior to the Effective Time, continue in full force and effect in accordance with their terms. In addition, the Plan of Merger provides that if any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by the Plan of Merger occurring prior to, and including, the Effective Time, IPC will periodically advance to such Indemnified Party its legal and other expenses incurred in connection therewith.

     InterDigital has also agreed to use its best efforts to cause to be maintained in effect for a period of two years from the Effective Time policies of the directors' and officers' liability insurance maintained by or for the benefit of IPC with at least the same dollar policy limitation as those currently in effect (the "D&O Insurance Coverage") with respect to matters occurring prior to the Effective Time.

Resales of Common Stock by Investors

     Shares of Common Stock to be issued to the Investors pursuant to this Prospectus have been registered under the Securities Act. All shares of Common Stock received by the Investors upon consummation of the Merger will be freely transferable by those Investors who, at the Effective Time, are not deemed to be "Affiliates" of IPC for purposes of Rule 145 under the Securities Act. "Affiliates" of IPC are generally defined as persons who control, are controlled by or under common control with IPC (generally, certain executive officers and directors).

     Affiliates of IPC may not sell their shares of Common Stock acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who are or become Affiliates of InterDigital) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for two years following the Effective Time, an Affiliate of IPC (together with certain related persons) would be entitled to sell shares of Common Stock received in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker" (as such terms are defined in Rule
144). Additionally, the number of shares to be sold by an Affiliate of IPC (together with such Affiliate's related persons and others who act in concert with such Affiliate) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Rule 145 would only remain available to Affiliates of IPC so long as InterDigital remained current with its informational filings with the Commission under the Exchange Act. Two years after the Effective Time, an Affiliate of IPC would be able to sell the shares of Common Stock received in the Merger without such manner of sale or volume limitations provided that InterDigital was current with its Exchange Act informational filings and such Affiliate of IPC was not then an Affiliate of InterDigital. Three years after the Effective Time, an Affiliate of IPC would be able to sell the shares of Common Stock received in the Merger without any restrictions so long as such Affiliate of IPC had not been an Affiliate of InterDigital for a least three months prior to the sale.

Financing Of The Merger; Source And Amount Of Funds

     Out-of-pocket costs and expenses incurred by InterDigital and IPC in connection with the Merger will be paid by the party incurring such costs and expenses. The approximate fees and expenses expected to be incurred by InterDigital and IPC in connection with the Merger are as set forth below:

                                           InterDigital               IPC
                                           ------------             -------

Investment Bankers' Fees and Expenses        $40,000                $75,000
Attorneys' Fees and Expenses                 [   *  ]                 6,000
Accountants' Fees and Expenses                20,000                 20,000
AMEX Listing Fee                             [   *  ]                    --
Fee for Filing with the SEC                    5,258                     --
Miscellaneous                                [___*__]               [___*__]

         TOTAL                              $[___*__]              $[___*__]


- ------------
* To be supplied by amendment



     Expenses incurred by InterDigital and IPC in connection with the Merger are expected to be paid out of available funds of InterDigital and IPC, as applicable.

Certain Federal Income Tax Consequences Of The Merger

     The federal income tax discussion set forth below is included for general information only. The following represents the opinion of Special Tax Counsel as to the material federal income tax consequences of the Merger to IPC and the Investors. Neither this summary nor the opinion is intended to be a complete description of the federal income tax consequences of the Merger. This summary is included for general information purposes only. The federal income tax laws are complex, and each Investor's individual circumstances may affect the tax consequences to the Investor or may give rise to federal income tax issues that are not addressed herein. In certain situations this discussion may not be applicable to certain classes of taxpayers, including insurance companies, securities dealers, financial institutions, foreign persons and persons who acquired shares of IPC common stock pursuant to the exercise of employee stock options or rights or otherwise as compensation. In addition, no information is provided with respect to the tax consequences of the Merger under the laws of any state, local or other taxing jurisdiction in the United States or any taxing jurisdiction outside the United States. Consequently, each Investor is urged to consult a tax adviser regarding the tax consequences of the Merger to such Investor, including the applicability and effect of state, local and other tax laws and any proposed changes in such laws.

Tax Opinion

     IPC and the Company have received an opinion of Special Tax Counsel that, subject to the qualifications and other matters set forth therein, the Merger will be treated as a reorganization within the meaning of Code Section 368(a), with the material federal income tax consequences set forth below.

     Special Tax Counsel's opinion is based on laws, regulations, rulings and judicial decisions as they currently exist, none of which squarely addresses every precise factual circumstance present in connection with the Merger but all of which, taken together, in Special Tax Counsel's opinion, provide a sufficient legal basis for its opinions described below. The possibility exists, however, that Special Tax Counsel's opinion as to the proper application of the law to the facts of the Merger would not be accepted by the Internal Revenue Service or would not prevail in court. In addition, the authorities upon which Special Tax Counsel has relied upon in rendering its opinion are all subject to change and such change may be made with retroactive effect. Special Tax Counsel can give no assurance that, after any such change, its opinion would not be different, and it has not undertaken any responsibility to update or supplement its opinion.

     Special Tax Counsel's opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth in its opinion. If this understanding is incorrect or incomplete in any respect, Special Tax Counsel's opinion could be affected. Special Tax Counsel's opinion is based on the facts and the understandings, assumptions and representations relied upon by Special Tax Counsel as set forth in its opinion.

     Consummation of the Merger is conditioned upon Special Tax Counsel's opinion not having been revoked as of the Effective Time.

     Certain Consequences of Reorganization Status. Provided that the Merger qualifies as a reorganization within the meaning of Code Section 368(a), then, for federal income tax purposes: (i) no gain or loss would be recognized by any of IPC, MergerCo or InterDigital as a result of the Merger; (ii) no gain or loss would be recognized by an Investor upon the receipt of InterDigital Common Stock in exchange for IPC common stock in the Merger, except as discussed below with respect to cash received in lieu of a fractional share interest in InterDigital Common Stock or cash received by an Investor who exercises dissenters' rights;
(iii) the aggregate adjusted tax basis of the shares of InterDigital Common Stock to be received by an Investor in the Merger would be the same as the aggregate adjusted tax basis in the shares of IPC common stock surrendered in exchange therefor; and (iv) the holding period of the shares of InterDigital Common Stock to be received by an Investor in the Merger would include the holding period of the shares of IPC common stock surrendered in exchange therefor, provided that such shares of IPC common stock are held by the Investor as capital assets at the Effective Time.

     Consequences of Receipt of Cash in Lieu of Fractional Shares. An Investor who receives cash in the Merger in lieu of a fractional share interest in the InterDigital Common Stock will be treated for federal income tax purposes as having received cash in redemption of such fractional share interest. The receipt of such cash generally should result in capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of such Investor's adjusted tax basis in the shares of IPC common stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the Investor holds the shares as capital assets and the holding period for the fractional shares of the InterDigital Common Stock deemed to be received and then redeemed is more than one year.

     Cash Received by Holders of IPC Common Stock who Dissent. An Investor who perfects dissenters' rights under the laws of the State of Delaware and who receives a cash payment of the fair value of his shares of IPC common stock will be treated as having received such payment in redemption of such shares. Such redemption will be subject to the conditions and limitations of Code Section 302, including the attribution rules of Code Section 318. In general, if the shares of IPC common stock are held by a dissenting Investor as a capital asset at the Effective Time, the dissenting Investor will recognize capital gain or loss measured by the difference between the amount of cash received by such Investor and the Investor's basis for such shares. If, however, such Investor owns, either actually or constructively, any other IPC common stock or InterDigital Common Stock, the payment made to such Investor could be treated as dividend income. In general, under the constructive ownership rules of the Code, an Investor may be considered to own shares of stock that are owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that such Investor (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each IPC stockholder who contemplates exercising his dissenters' rights should consult his own tax advisor as to the possibility that the payment to him will be treated as dividend income.

               COMPARISON OF RIGHTS OF HOLDERS OF IPC COMMON STOCK
                          AND INTERDIGITAL COMMON STOCK

     Upon the exchange of their shares for shares of Common Stock pursuant to the Merger, the stockholders of IPC, a Delaware corporation, will become shareholders of InterDigital, a Pennsylvania corporation, and Pennsylvania law will govern shareholder rights after the Merger. Differences between the Pennsylvania Business Corporation Law (referred to in this section as the "PBCL") and the DCL and between IPC's existing Certificate of Incorporation and Bylaws (respectively, the "IPC Certificate" and "IPC Bylaws") and InterDigital's Articles of Incorporation and Bylaws (respectively, the "InterDigital Articles" and "InterDigital Bylaws") will result in various changes in the rights of stockholders of IPC.

     The following is a summary of some of material differences between the rights of InterDigital shareholders under Pennsylvania law and the InterDigital Articles and InterDigital Bylaws, as compared with those of IPC stockholders under Delaware law and the IPC Certificate and IPC Bylaws. This summary does not purport to be a complete description of the provisions discussed and is qualified in its entirety by the PBCL, DCL, IPC Certificate, IPC Bylaws, InterDigital Articles and InterDigital Bylaws, to which IPC stockholders are referred. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist.

Removal of Directors; Filling Vacancies on the Board of Directors

     Under the DCL, directors generally may be removed, with or without cause, by a vote of the holders of a majority of the shares being voted. Under the PBCL, unless the articles of incorporation or bylaws provide otherwise, directors may be removed by the shareholders of a corporation with or without cause, and by the board of directors for any proper cause specified in the bylaws. However, the InterDigital Articles and Bylaws provide that directors may be removed without cause but only by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

     The PBCL and the InterDigital Bylaws provide that vacancies on the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, although less than a quorum, and such person shall be a director to serve for the balance of the unexpired term unless otherwise restricted in the articles of incorporation or bylaws. The IPC Bylaws provide, as permitted by the DCL, that a vacancy on the board occurring during the course of the year, including a vacancy created by an increase in the number of directors, shall be filled until the next annual election of directors by a majority of the remaining directors or by a sole remaining director. Thus, there will be no material change in the rights of IPC stockholders in this respect as a result of the Merger.

Quorum of Stockholders

     Under the DCL, a quorum consists of a majority of the shares entitled to vote, present in person or represented by proxy, unless otherwise provided in the charter or bylaws, but in no event can the quorum be less than one-third of the outstanding shares entitled to vote. A quorum for a meeting of IPC stockholders under the IPC Bylaws consists of the holders of a majority of the shares issued and outstanding which are entitled to vote thereat, present in person or represented by proxy. Under the PBCL, a quorum consists of a majority of the shares entitled to vote, present in person or represented by proxy, unless otherwise provided in the bylaws. The InterDigital Bylaws provide that a quorum for a meeting of holders of Common Stock consists of a majority of the shares entitled to vote, present in person or represented by proxy. Thus, there will be no material change in the rights of IPC stockholders in this respect as a result of the Merger.

Adjournment and Notice of Stockholder Meetings

     Both the InterDigital Bylaws and the IPC Bylaws provide that if a quorum is not present or represented at a stockholders meeting, the stockholders entitled to vote may adjourn the meeting without notice other than an announcement at the meeting. The InterDigital Bylaws provide further that if the meeting is to elect directors, such meeting may not be adjourned for periods longer than 15 days each. The PBCL provides that notice of an adjourned meeting need not be given to shareholders unless a new record date is fixed for the adjourned meeting or notice of the business to be transacted at such adjourned meeting had not been previously given.

     Under the DCL and IPC Bylaws, notice of stockholder meetings must be given between ten and sixty days before a meeting. Under the PBCL, notice of shareholder meetings must be given more than ten days prior to any meeting called to consider a fundamental corporate change or five days prior to the meeting in any other case. The InterDigital Bylaws require notice to be given at least five days before a shareholder meeting.

Call of Special Stockholder Meetings

     Under the PBCL, special meetings of the shareholders may be called by the board of directors, shareholders entitled to cast at least 20% of the votes which all stockholders are entitled to cast at the particular meeting unless otherwise provided in the articles of incorporation and by such officers or other persons as may be provided in the bylaws. The InterDigital Bylaws provide that a special meeting of shareholders may be called by InterDigital's Chairman of the Board, the President of InterDigital, the board of directors or by shareholders entitled to cast at least 20% of the votes at such a meeting. Stockholders of a Delaware corporation do not have a right to call special meetings unless it is conferred in the corporation's certificate of incorporation or bylaws. The DCL provides that special meetings of stockholders may be called by the board of directors or by a person authorized by the charter or bylaws. The IPC Bylaws provide that special meetings of stockholders may be called by the president, and shall be called by the president or secretary at the written request of the chairman of the board, a majority of the board of directors, or the written request of the majority of voting power of all outstanding shares of voting stock.

Stockholder Consent in Lieu of Meeting

     The DCL permits and the IPC Bylaws provide that action by stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted. The PBCL permits action which may be taken at a meeting of the shareholders may be taken without a meeting if there is written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all the shareholders were present and voting. Thus, there will be no charge in the rights of stockholders to act by written consent in lieu of a meeting.

Appraisal Rights

     The DCL generally entitles a stockholder to exercise its appraisal rights upon a merger or consolidation of the corporation effected pursuant to the DCL if the holder complies with the requirements of Section 262 thereof. The DCL, however, does not provide (unless required by a charter provision which the IPC Certificate does not include) appraisal rights for stockholders of a corporation that engages in (a) a sale of substantially all of its assets; (b) an amendment to its certificate of incorporation; (c) in the event of a merger or consolidation of the corporation if the stock of the Delaware corporation is listed on a national securities exchange or held of record by more than 2,000 stockholders; or (d) in the case of a merger in which a Delaware corporation is the surviving corporation, if (i) the merger agreement does not amend the surviving corporation's certificate of incorporation, (ii) each share of stock of the surviving corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding share of the surviving corporation after the merger, and (iii) the increase in the outstanding shares as a result of the merger does not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the effective date of the merger. Under the PBCL, stockholders may perfect appraisal rights with regard to corporate actions involving certain mergers; consolidations; the sale, lease or exchange of substantially all the assets of the corporation (under limited circumstances); or the elimination of cumulative voting.

     Under the PBCL and DCL, appraisal rights are generally denied when a corporation's shares are listed on a national securities exchange or held of record by more than 2,000 persons. Therefore, because the Common Stock is listed on a national securities exchange, the Investors of IPC, under Pennsylvania law, will no longer have the right to seek appraisal with respect to the shares of Common Stock received in the Merger, in connection with a subsequent sale, lease, exchange or other disposition of the property and assets of InterDigital that occurs outside the ordinary course after the Merger.

Derivative Action

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The DCL provides that a stockholder must aver in the complaint that he was a stockholder of the corporation at the time of the transaction of which he complains. However, no action may be brought by a stockholder unless he first seeks remedial action on his claim from his corporation's board of directors unless such a demand for redress is excused. The board of directors of a Delaware corporation can appoint an independent litigation committee to review a stockholder's request for a derivative action and the litigation committee, acting reasonably and in good faith, can terminate the stockholder's action subject to a court's review of such committee's independence, good faith and reasonable investigation. Under the DCL, the court in a derivative action may apply a variety of legal and equitable remedies on behalf of the corporation which vary depending on the facts and circumstances of the case and the nature of the claim brought.

     Derivative actions may be brought under the PBCL by a shareholder, even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if there is a strong prima facie case in favor of the claim asserted and if the court determines in its discretion that serious injustice will result without such action. With this exception, there will be no material change in the rights of IPC stockholders to bring derivative actions as InterDigital shareholders.

Dividends and Distributions

     Subject to any restrictions in its bylaws, the PBCL generally provides that a corporation may make distributions to its shareholders unless after giving effect thereto (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's assets would be less than the sum of its total liabilities plus the amount that would be needed upon the dissolution of the corporation to satisfy the preferential rights, if any, of shareholders having superior preferential rights to those shareholders receiving the distribution.

     Subject to any restrictions contained in a corporation's charter, the DCL generally provides that a corporation may declare and pay dividends out of surplus (defined as the excess, if any, of net assets over stated capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be paid out of net profits if the stated capital of the corporation is less than the amount of stated capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Director Qualifications and Number

     The articles or bylaws of a Pennsylvania corporation specify the number of directors. If not otherwise fixed, a Pennsylvania corporation shall have three directors. The PBCL provides that directors need not be state residents or stockholders of the corporation to qualify to serve unless the bylaws so require. Further, the bylaws may prescribe other qualifications for directors. The InterDigital Certificate of Incorporation and Bylaws do not impose more restrictive qualifications for directors. The InterDigital Bylaws provide for a board consisting of not less than five nor more than fifteen directors, the exact number to be determined by resolution of the board of directors. The number of directors of a Delaware corporation shall be fixed by, or in the manner provided in, the bylaws, unless the charter fixes the number of directors. Under the DCL, a director need not be a state resident or a stockholder of the corporation to qualify to serve unless so required by the charter or bylaws. The IPC Bylaws provide for such number of directors as is determined by action of a majority of the directors. As such, there is no meaningful difference between InterDigital and IPC regarding director qualifications and as to number of directors. IPC and InterDigital each presently have five directors.

Indemnification of Officers and Directors

     Both the DCL and the PBCL permit a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding (other, in the case of a Delaware corporation, than an action by or in the right of the corporation (a "derivative action"), and permit such indemnification against expenses incurred in connection with any pending, threatened or completed derivation action, if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Furthermore, both states' laws provide that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

     In both states the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights (and in the case of a Pennsylvania corporation, under a bylaw or vote of stockholders or disinterested directors), to which a person seeking indemnification or advancement of expenses may be entitled. Such contractual or other rights may, for example, under the PBCL, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. The PBCL permits such derivative action indemnification in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     Both the DCL and the PBCL permit a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. InterDigital and IPC has directors' and officers' liability insurance underwritten by InterDigital has directors' and officers' liability insurance underwritten by National Union Fire Insurance (Primary), Zurich Insurance Company (first excess) and Agricultural Excess and Surplus Insurance Company (second excess).

     The IPC Certificate and Bylaws provide that directors, officers, employees and agents of InterDigital are entitled to be indemnified to the maximum extent permitted by the DCL. The InterDigital Bylaws provide that directors, officers and agents of InterDigital are entitled to be indemnified to the maximum extent permitted by the PBCL.

Director Liability

     The charter of a Delaware corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including intentional misconduct and breach of the duty of loyalty. The IPC Certificate contains such a provision limiting the liability of its directors.

     The bylaws of a Pennsylvania corporation may include a provision limiting the personal liability of directors for monetary damages for actions taken as a director, except to the extent that the director has breached or failed to perform his duties to the corporation and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The InterDigital Bylaws contain such a provision limiting the liability of its directors.

Amendment to Certificate of Incorporation and Bylaws

     The PBCL requires the affirmative vote of the holders entitled to cast at least a majority of the votes actually cast on an amendment to amend the articles of incorporation, provided that stockholder approval is not required for certain non-material amendments, such as a change in the corporate name, a provision for perpetual existence or, if the corporation has only one class of shares outstanding, a change in the number and par value of authorized shares to effect a stock split. Under Pennsylvania law the power to adopt, amend or repeal bylaws may be vested by the bylaws in the directors, with certain statutory exceptions for certain actions and subject to the power of shareholders to change such action. Pennsylvania law provides that unless the articles of incorporation otherwise provide, shareholders may change the bylaws without the consent of the directors. The InterDigital Bylaws provide that the InterDigital Bylaws may be amended by (i) a majority of the directors or (ii) a majority of the InterDigital shareholders, except that the vote of the holders of at least eighty percent of the combined voting power of all of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend the provisions relating to the number of directors, vacancies on the Board, removal of directors by shareholders and amendment to the Bylaws.

     The DCL requires the approval of the holders of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation, unless such level of approval is increased by the certificate of incorporation. The IPC Certificate does not provide for an increased level of approval. The DCL provides stockholders with the right to amend the bylaws, and a corporation is permitted in its charter to give this right to the directors as well, subject to any director action being amended or repealed by stockholders. The IPC Certificate gives the directors this right, and the IPC Bylaws impose a majority vote requirement for amendments by the board of directors.

Statutory Provisions Affecting Business Combinations and Similar Transactions

     There are four "anti-takeover" sections of the PBCL which are generally applicable to registered corporations and relate to (i) "control transactions,"
(ii) "business combinations," (iii) "control-share acquisitions" and (iv) "disgorgement of profits." Pursuant to amendments to its bylaws adopted in accordance with the PBCL, InterDigital has opted out of the latter two "anti-takeover" sections. Accordingly, these sections and the sections related to severance compensation for employees terminated following certain "control-share acquisitions" and to the effect of certain business combinations on certain labor contracts of the PBCL are not applicable to InterDigital.

     Pennsylvania law provides that any shareholder of a corporation may demand fair value (as defined in the PBCL) for his shares if a person or group of persons acquire voting power over voting shares of the corporation that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation (a "Control Transaction").

     Pennsylvania law provides that if a shareholder of a corporation is a party to a sale of assets transaction, share exchange, merger or consolidation involving the corporation or a subsidiary, or if a shareholder is to be treated differently in a corporate dissolution from other shareholders of the same class, then approval must be obtained of the shareholders entitled to cast at least a majority of the votes which all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the votes of the interested shareholders. Such additional shareholder approval is not required if the consideration to be received by the other shareholders in such transaction for shares of any class is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class, or if the proposed transaction is approved by a majority of the board of directors other than certain directors ("disqualified directors") affiliated or associated with, or nominated by, the interested shareholder. The PBCL provides that a director who has held office for at least 24 months prior to the date of vote on the proposed transaction is not a disqualified director.

     Delaware has enacted a business combination statute that is contained in
Section 203 of the DCL ("Section 203"). Section 203 provides that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a wide range of "business combinations" with that corporation for a period of three years following the date that person became an interested stockholder, unless (i) the board of directors of that corporation approved, prior to such date, either the business combination or the transaction that resulted in that person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of that corporation's voting stock outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding shares owned by persons who are directors and also officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of the holders of at least 66-2/3% of the outstanding shares of voting stock not owned by the interested stockholder.

     In determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined broadly to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A "business combination" is also defined broadly to include (i) mergers or consolidations of a corporation with an interested stockholder, (ii) sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (iii) certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries, (iv) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder, and (v) receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.

     The restrictions placed on an interested stockholder by Section 203 do not apply under certain circumstances, including (but not limited to): (i) if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203, or (ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203; provided, that such an amendment is approved by the affirmative vote of the holders of not less than a majority of the outstanding shares entitled to vote and that such an amendment will not be effective until twelve months after its adoption and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption. Neither the IPC Certificate nor the IPC Bylaws contains a provision expressly electing not to be governed by Section 203.

     Upon consummation of the Merger, the stockholders of IPC will cease being subject to Section 203, and the corresponding "anti-takeover" provisions of the PBCL noted above will become applicable.

Exchange Rules Affecting Certain Transactions

     The rules of the American Stock Exchange (the "AMEX"), on which Common Stock is listed, require InterDigital stockholder approval prior to the issuance by InterDigital of any Common Stock, or securities convertible into Common Stock ("Common Stock Equivalents"), if such shares are to be issued as sole or partial consideration for an acquisition of the stock or assets of another company, (i) if any director, officer or substantial shareholder of InterDigital has a 5% or a greater interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the present or potential issuance of Common Stock or Common Stock Equivalents could result in an increase in outstanding Common Stock of 5% or more or (ii) where the present or potential issuance of Common Stock or Common Stock Equivalents could result in an increase in outstanding common shares of 20% or more. In addition the rules of the AMEX require shareholder approval prior to the issuance by InterDigital of any Common Stock or Common Stock Equivalents, if such shares are to be used in a transaction involving (i) the sale or issuance by InterDigital of Common Stock or Common Stock Equivalents at a price less than the greater of book or market value which together with sales by officers, directors or principal shareholders of InterDigital equals 20% of more of InterDigital's outstanding Common Stock or (ii) the sale or issuance by InterDigital of Common Stock or Common Stock Equivalents equal to 20% or more of InterDigital's outstanding Common Stock for less than the greater of book or market value of the stock.

Cumulative Voting

     The PBCL states that, except as otherwise provided in a Pennsylvania corporation's articles of incorporation and except for certain types of Pennsylvania corporations, in each election of directors every shareholder entitled to vote will have the right to multiply the number of votes which he may be entitled to vote on any other matter by the total number of directors to be elected in that election and he may cast the whole number of his votes for one candidate or he may distribute them among any two or more candidates. The InterDigital Articles have eliminated such cumulative voting.

     The DCL states that the certificate of incorporation of any Delaware corporation may provide that at all or at certain elections of directors each holder of stock entitled to vote may vote cumulatively for directors. The IPC Certificate does not so provide.

Fiduciary Duty

     Under Pennsylvania law a director may, in considering the best interests of a corporation, consider (i) the effects of any action on shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other facilities of the corporation are located,
(ii) the short-term and long-term interests of the corporation, including the possibility that the best interests of the corporation may be served by the continued independence of the corporation; (iii) the resources, intent and conduct of any person seeking to take control of the corporation; and (iv) all other pertinent factors. Delaware law contains no similar provisions.

Provisions with Possible Anti-Takeover Effects

     The following provisions of the InterDigital Articles and the InterDigital Bylaws may be considered to have anti-takeover implications: (a) the ability of the board to fill (but only until the next annual meeting of shareholders) the vacancies resulting from an increase in the number of directors; and (b) the ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval which preferred stock, among other things, may be used to create voting impediments with respect to changes in control of InterDigital or, to dilute the stock ownership of holders of Common Stock seeking to obtain control of InterDigital. In addition, the provisions of the InterDigital Articles which provide for staggered election of directors through a classified board of directors may make it more difficult to effect a change in control of InterDigital's Board, and therefore, may have an anti-takeover effect.

     IPC also adopted provisions in its articles and bylaws which may have anti-takeover effects. Therefore, the rights of IPC stockholders in respect of such possible anti-takeover effects will not change after the Merger.

                           PRICE RANGE OF COMMON STOCK

     InterDigital's Common Stock is traded on the American Stock Exchange under the symbol "IDC." The following table sets forth the high and low reported sale prices for the Common Stock for the Common Stock on the American Stock Exchange for the periods indicated.

                                                                 High     Low
                                                                 ----     ---
     Year Ended December 31, 1994
              First Quarter..................................    5 5/8    3 3/4
              Second Quarter.................................    5 5/8    2 1/2
              Third Quarter..................................    4 1/4    2
              Fourth Quarter.................................    7 7/8    2 3/4

     Year Ended December 31, 1995
              First Quarter..................................   12 7/8    5
              Second Quarter.................................    7 7/8    5 5/8
              Third Quarter..................................    9 3/16   6 3/8
              Fourth Quarter.................................    9 1/2    6 7/16

     Year Ended December 31, 1996
              First Quarter..................................   10 3/8    7 5/16
              Second Quarter.................................   11 1/4    7 7/16
              Third Quarter (through August 15, 1996)........    8 1/2    6 3/16


     On August 15, 1996, the last reported trading day prior to the public announcement of the Merger, the closing sale price for the InterDigital Common Stock, as reported on the American Stock Exchange Composite Tape, was $7 1/2 per share, and there were approximately 2,600 record holders of the Common Stock.

     No active trading market exists for the IPC common stock and, accordingly, there are no published market quotations available for such shares of stock. As of August 15, 1996, there were seventeen record holders of IPC common stock including InterDigital.

                                 DIVIDEND POLICY

     To date, neither the Company nor IPC has paid any dividends on its common stock, except for a special dividend of $3.1 million paid by IPC in 1994 and $2.5 million paid by ITC in 1992. The Company has paid a $1.25 per share bi-annual dividend to holders of its Preferred Stock. The Company currently intends to retain any future earnings to fund operations and the continued development of its business and, therefore, does not anticipate paying any cash dividends on the InterDigital Common Stock in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors of the Company, and will be based upon the Company's earnings, capital requirements, financial condition and other factors deemed relevant by its Board of Directors. IPC expects that during 1996 it will begin to pay dividends on its common stock.

                                 BUSINESS OF IPC

General

     In February 1992, InterDigital transferred all of its patents, patent applications and rights to file patent applications on certain future inventions to ITC, a wholly-owned subsidiary of IPC. In December 1992, IPC sold approximately 6% of its common stock in a private offering in order to fund patent procurement, maintenance, licensing and enforcement activities, resulting in net proceeds of approximately $5.2 million. ITC currently holds 65 United States patents relating specifically to digital wireless spectrum-efficient radiotelephony technology (both TDMA and CDMA) which expire at various times beginning in 2004. ITC has also obtained patents, mostly related to TDMA technologies, in 36 foreign countries. Thirty-eight other patent applications have been filed by ITC in the United States Patent and Trademark Office and 160 other patent applications have been filed in numerous foreign countries throughout the world, relating variously to the CDMA and TDMA technologies. ITC's patents have effective terms that range between 14 and 20 years.

     IPC (through ITC), offers non-exclusive, royalty bearing patent licenses to telecommunications manufacturers that manufacture, use or sell, or intend to manufacture, use or sell, equipment that utilizes ITC's extensive portfolio of TDMA and CDMA patented technologies. IPC believes that, through ITC's patent portfolio, and the Company's TDMA and B-CDMA research and development capabilities and resultant know-how, IPC and the Company are positioned to take advantage of the present evolution in wireless telecommunications to digital technology from the analog technology, which represents a substantial portion of the worldwide installed base. ITC implemented a strategy during 1993 of negotiation and litigation with certain entities which it believed were representative of the broader number of entities infringing ITC's patents. These efforts have resulted in patent license agreements with a total of twelve entities as of August 8, 1996, the recognition of an aggregate of $28.7, $64.3 million and $24.7 million of licensing revenue in 1994, 1995 and the six month period ended June 30, 1996, respectively, and the initiation of litigation against major telecommunications companies.

     In high technology fields characterized by rapid change and engineering distinctions, the validity and value of patents are often subject to complex legal and factual challenges and other uncertainties. Accordingly, ITC's patent claims are subject to uncertainties which are typical of patent enforcement generally. The cost of enforcing and protecting the patent portfolio can be significant.

Siemens Agreements

     On December 16, 1994, ITC together with its parent InterDigital, entered into a Master Agreement and a series of four related agreements as elements of an integrated transaction in which the Company established a broad based marketing and technology alliance with Siemens. These agreements were amended in February 1996 in connection with the Samsung alliance. See "--Samsung Agreements."


     As partial consideration for the rights and licenses granted by the Company, Siemens agreed to pay $20 million, of which $14.8 million had been paid by December 31, 1995. In connection with the Samsung agreements, the Company and Siemens deferred the December 31, 1995 and March 31, 1996 payments and, in July 1996, offset $4.9 million of such payments against payments due to Siemens from InterDigital in conjunction with the Samsung alliance. The Company expects the balance of the consideration ($300,000) to be paid by September 30, 1996. The Company did not recognize any revenue related to the agreements in 1994. In accordance with accounting requirements, the Company will recognize the $20 million of revenue over the contract performance period due to the combined nature of the contracts. Based on management's allocation, IPC's portion of the agreements related to patent licenses is $15 million. In 1995, IPC recognized $10.2 million of the revenue under this agreement based on the progress of the completed work. The remaining $4.8 million of revenue is expected to be recognized through December 1996, the expected date of completion of functional testing at the system component level. As of December 31, 1995 and June 30, 1996, IPC owed InterDigital $3.4 million and $3.4 million, respectively, for work performed pursuant to its portion of the agreements.

Samsung Agreements

     On February 9, 1996, ITC, together with its parent InterDigital, entered into a series of agreements with Samsung and amended its agreements with Siemens as a second major step in implementing its alliance strategy. Under the various agreements, Samsung made upfront payments to the Company in excess of $35 million (of which approximately one-half constituted patent and technology royalty prepayments), less applicable withholding taxes. All payments from Samsung were received by June 30, 1996. The net amount received by the Company was approximately $29 million. In July 1996, InterDigital paid, via offset, $4.9 million to Siemens which, in turn, committed to provide additional technical assistance to the Company. See "--Siemens Agreements." Samsung will also be obligated to provide engineering manpower, to the alliance for the development of the Company's B-CDMA technology. IPC recognized $14 million of revenue in the first quarter of 1996 as part of the Samsung agreement that represented the patent license portion of the agreement.

Patent Licensing

     As part of its licensing strategy, ITC has identified non-licensed entities which it believes are infringing its TDMA patents, and ITC has undertaken a licensing and, where necessary, litigation program, the ultimate objective of which is the realization of licensing revenues from its patent portfolio. ITC intends to pursue such revenues through a process of negotiation and, when necessary, litigation. ITC generally seeks to license its patents on reasonable terms and conditions, including reasonable royalty rates. ITC believes that making its patented digital wireless technologies available to third parties will provide a potentially significant source of revenue. In 1990, the initial digital cellular telephone standard known as IS-54 employing TDMA technology was jointly adopted by the Telecommunications Industry Association ("TIA") and Electronics Industry Association ("EIA") as an interim standard. ITC believes that licenses for certain of its patents are required in order for third parties to manufacture and sell digital cellular products in compliance with the TIA/EIA/IS-54-B Cellular System Dual-Mode Mobile Station-Base Station Compatibility Standard (the "IS-54-B Standard") and the 800 MHZ Cellular System, TDMA Radio Interface, Dual-Mode Mobile Station Base Station Compatibility Standard (the "IS-136 Standard"). Currently, numerous manufacturers supply digital cellular equipment conforming to standards employing TDMA technology, such as the North American IS-54-B, Japanese JDC and European GSM standards.

     ITC has granted non-exclusive, non-transferable, perpetual, worldwide, royalty-bearing licenses to use certain TDMA patents (and in certain instances, technology) to Hughes Network Systems ("HNS"), AT&T, Siemens, Matsushita, Sanyo, Pacific Communications Systems, Mitsubishi, Hitachi, Kokusai, OKI Electric Industry Company ("OKI") and Samsung. The licenses typically contain "most favored nations" provisions, applied on a going forward basis only, and other provisions which could, in certain events, cause the licensee's obligation to pay royalties to the Company to be suspended for an indefinite period, with or without the accrual of the royalty obligation.

     In 1994, ITC also entered into a CDMA cross-license agreement with Qualcomm Incorporated ("Qualcomm") to settle litigation filed in 1993. In return for a one-time payment of $5.5 million, ITC granted to Qualcomm a fully-paid, royalty free, worldwide license to use and sublicense certain specified and existing ITC CDMA patents (including related divisional and continuation patents) to make and sell products for IS-95-type wireless applications, including, but not limited to, cellular, PCS, wireless local loop and satellite applications. Qualcomm has the right to sublicense certain of ITC's licensed CDMA patents so that Qualcomm's licensees will be free to manufacture and sell IS-95-type CDMA products without requiring any payment to ITC. Neither ITC's patents concerning cellular overlay and interference cancellation nor its current inventions are licensed to Qualcomm. Under the settlement, Qualcomm granted to InterDigital a royalty-free license to use and to sublicense the patent that Qualcomm had asserted against InterDigital and a royalty-bearing license to use certain Qualcomm CDMA patents in InterDigital's B-CDMA products, if needed. InterDigital does not believe that it will be necessary to use any of Qualcomm's royalty-bearing or non-licensed patents in its B-CDMA system. In addition, Qualcomm agreed, subject certain restrictions, to license certain CDMA patents on a royalty bearing basis to those InterDigital customers that desire to use Qualcomm's patents. The license to InterDigital does not apply to IS-95-type systems, or to satellite systems. Certain of Qualcomm's patents, relating to key IS-95 features such as soft and softer hand-off, variable rate vocoding, and orthogonal (Walsh) coding, are not licensed to InterDigital.

Patent Litigation

     In September 1993, ITC filed a patent infringement action against Ericsson GE Mobile Communications, Inc. ("Ericsson GE"), its Swedish parent, Telefonaktieboleget LM Ericsson ("LM Ericsson") and Ericsson Radio Systems, Inc. ("Ericsson Radio"), in the United States District Court for the Eastern District of Virginia (Civil Action No. 93-1158-A (E.D.Va.)). The Ericsson action seeks a jury's determination that in making, selling, or using, and/or in participating in the making, selling or using of digital wireless telephone systems and/or related mobile stations, Ericsson has infringed, contributed to the infringement of and/or induced the infringement of eight patents from ITC's patent portfolio. The Ericsson action also seeks an injunction against Ericsson from further infringement and seeks damages, royalties, costs and attorneys' fees. Ericsson GE filed an answer to the Virginia action in which it denied the allegations of the complaint and asserted a counterclaim seeking a declaratory judgment that the asserted patents are either invalid or not infringed. On the same day that ITC filed the Ericsson action in Virginia, two of the Ericsson Defendants, Ericsson Radio and Ericsson GE, filed a lawsuit against the Company and ITC in the United States District Court for the Northern District of Texas (Civil Action No. 3-93CV1809-H (N.D.Tx.)) (the "Texas action"). The Texas action, which involves the same patents that are the subject of the Ericsson action, seeks the court's declaration that Ericsson's products do not infringe ITC's patents, that ITC's patents are invalid and that ITC's patents are unenforceable. The Texas action also seeks judgment against the Company and ITC for tortious interference with contractual and business relations, defamation and commercial disparagement, and Lanham Act violations. Ericsson Radio and Ericsson GE filed a motion to transfer ITC's action to the United States District Court for the Northern District of Texas which was granted by the Court. Both Ericsson actions have been consolidated in the United States Federal District Court for the Northern District of Texas. ITC agreed to the dismissal without prejudice of LM Ericsson. The Company and ITC intend to vigorously defend the Texas action. At the request and with the consent of the parties, the District Judge has executed an order indefinitely extending a stay of the proceedings until the U.S. Court of Appeals for the Federal Circuit decides the appeals filed in the Motorola action.

     In October 1993, Motorola, Inc. filed an action against ITC in the United States District Court for the District of Delaware seeking the court's declaration that Motorola's products do not infringe certain ITC patents and that these patents are invalid and unenforceable. ITC filed an answer and counterclaims seeking a jury's determination that in making, selling or using and/or participating in the making, selling or using of digital wireless telephone systems and/or related mobile stations, Motorola has infringed, contributed to the infringement of and/or induced the infringement of certain ITC patents. ITC also sought an injunction against Motorola from further infringement and sought damages. A trial was held in United States District Court for the District of Delaware (Civil Action No. 94-73 (D. Del.)) on the issue of validity and infringement of 24 patent claims involving four ITC patents, U.S. Patent Nos. 4,675,863; 4,817,089; 5,119,375 and 4,912,705. By
stipulation of the parties, the case was limited to certain TDMA products made, used and/or sold by Motorola.

     On March 29, 1995, the trial ended with the jury's verdict that the Motorola products involved in the suit did not infringe ITC's patent claims at issue in the case and that the 24 patent claims were invalid. ITC filed a motion requesting that the jury verdict be overturned or, in the alternative, that a new trial be granted. Motorola filed a motion requesting attorneys' fees and expenses aggregating between $5 and $7 million. On June 17, 1996, the U.S. District Court for the District of Delaware affirmed that portion of the jury's verdict regarding infringement. The U.S. District Court further sustained the jury's determination of invalidity with respect to 21 of the 24 patent claims, but ruled that three patent claims are valid notwithstanding the jury's determination. The U.S. District Court denied Motorola's motion for attorneys' fees and expenses. On June 17, 1996 Motorola filed an appeal from the ruling by the U.S. District Court for the District of Delaware with the U.S. Court of Appeals for the Federal Circuit (Appeal No. 96-1408) and on June 21, 1996 the Company filed its appeal (Appeal No. 96-1428). It is anticipated that the parties will file their appeal briefs during the remainder of 1996 and that the appeals will be argued and decided within approximately 12 to 18 months after all of the briefs have been filed. The Company believes that there are substantial grounds for reversal of the jury's invalidity determination and the granting of a new trial regarding infringement.

     International Patents. ITC has filed patent applications in numerous foreign countries. Typical of the processes involved in the issuance of foreign patents, Philips, Alcatel and Siemens each filed petitions in the German Patent Office seeking to revoke the issuance of ITC's basic German TDMA system patent granted on June 28, 1990. On October 19, 1993, after formal opposition proceedings, the German Patent Office confirmed the validity of the ITC basic German system patent. An appeal has been filed by Philips, Alcatel and Siemens and additional arguments have been made based upon prior art not previously considered by the patent office. ITC is and may from time to time be subject to additional challenges with respect to its patents and patent applications in foreign countries. Although no assurance can be given as to the eventual outcome of these patent challenges, ITC intends to vigorously defend its patents. If any of these patents are revoked, ITC's patent licensing opportunities in such relevant foreign countries could be materially and adversely affected.

                         SELECTED FINANCIAL DATA FOR IPC

     The selected historical financial data presented below as of December 31, 1993, 1994 and for each of the two years in the period ended December 31, 1994 have been derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The selected historical financial data as of December 31, 1995 and for the year ended December 31, 1995 are derived from audited Consolidated Financial Statements of IPC included elsewhere in this Prospectus. The selected historical financial data as of December 31, 1992 and for the year ended December 31, 1992 are derived from the unaudited financial statements of IPC not included in this Prospectus. The selected financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from unaudited financial statements of the Company, which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for prior periods, including the six months ended June 30, 1995 and 1996, are not necessarily indicative of the results that may be expected for 1996 or future years. The information set forth below should be read in conjunction with IPC's financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


CONSOLIDATED STATEMENT OF OPERATIONS DATA(1)

                                                                                                      For the Six Months Ended
                                                          For the Year Ended December 31,                      June 30,
                                             ---------------------------------------------------      -------------------------
                                             1992(2)           1993           1994          1995          1995         1996
                                             -------           ----           ----          ----          ----         ----
                                                    (in thousands except per share data)

Licensing revenue                          $  3,015         $   --         $ 28,709      $ 64,293      $ 60,093      $ 16,400
OPERATING EXPENSES:
 General and administrative                   1,112            3,160          9,489         7,171         5,498         1,695
 Amortization of patents                        420              466            500           510           255           258
                                           --------         --------       --------      --------      --------      --------
TOTAL OPERATING EXPENSES                      1,532            3,626          9,989         7,681         5,753         1,953
                                           --------         --------       --------      --------      --------      --------
  Income (loss) from operations               1,483           (3,626)        18,720        56,612        54,340        14,447
INTEREST INCOME                                   9              116             45         2,751         1,076         1,940
                                           --------         --------       --------      --------      --------      --------
Income before income taxes                    1,492           (3,510)        18,765        59,363        55,416        16,387
INCOME TAX PROVISION (BENEFIT)                  508           (1,153)         6,488        20,323        18,886         5,683
                                           --------         --------       --------      --------      --------      --------
  Net Income (loss)                        $    984         $ (2,357)      $ 12,277      $ 39,040      $ 36,530      $ 10,704
                                           ========         ========       ========      ========      ========      ========
DIVIDENDS PAID TO COMMON
STOCKHOLDERS                                  2,500(3)            --          3,104            --            --            --
  Net income (loss) per share              $   0.04         ($  0.10)      $   0.51      $   1.62      $   1.51      $   0.44
                                           ========         ========       ========      ========      ========      ========
  Shares used in computing net
   income (loss) per share                   24,006           24,072         24,137        24,137        24,137        24,137


CONSOLIDATED BALANCE SHEET DATA(1)
                                                                       December 31,                               June 30,
                                                                       ------------                               --------
                                              1992              1993              1994             1995             1996
                                              ----              ----              ----             ----             ----
                                                                    (in thousands)
Cash, cash equivalents and
  short-term investments                    $ 5,382          $ 2,341           $ 2,402          $59,287          $68,824
Working capital                               5,238            1,753            11,947           51,261           61,978
Patents (net)                                 2,362            2,477             2,569            2,386            2,376
Total assets                                  7,781            4,915            26,063           62,980           74,054
Due to (receivable from) InterDigital           798             (598)            4,891            5,246            6,966
Retained earnings (deficit)                      --           (2,357)            6,816           45,856           56,560
Stockholders' equity                          6,829            4,887            14,669           53,709           64,413

- ----------
     (1) In February 1992, InterDigital formed ITC as a wholly-owned subsidiary, and transferred all of its patents, patent applications and rights to file patent applications on certain future inventions to ITC. During the third quarter of 1992, InterDigital formed IPC and contributed to IPC its entire ownership in ITC in return for 100% of IPC's common stock. Subsequently, InterDigital sold a 5.76% interest in IPC to the current stockholders of IPC (except for InterDigital) for net proceeds of $5.2 million. IPC started operating as an active company during 1993. See Note 1 to IPC's Consolidated Financial Statements.

     (2) Operating results for 1992 include interest earned on IPC's cash balances and ITC's patent enforcement activity beginning in February 1992. Prior to February 1992, InterDigital's patent portfolio management activity was included in the operating results of InterDigital. Prior period comparable data is not readily available.

     (3) This amount represented a dividend paid by ITC to InterDigital in 1992 prior to the formation of IPC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IPC

     In February 1992, InterDigital transferred all of its patents, patent applications and rights to file patent applications on certain future inventions to ITC, a wholly-owned subsidiary of IPC. In December 1992, IPC sold approximately 6% of its common stock in a private offering in order to fund patent procurement, maintenance, licensing and enforcement activities, resulting in net proceeds of approximately $5.2 million. As part of its licensing strategy, ITC has identified non-licensed entities which it believes are infringing its TDMA patents, and ITC has undertaken a program, the ultimate objective of which is the realization of licensing revenues from its patent portfolio. ITC intends to pursue such revenues through a process of negotiation and, when necessary, litigation. In addition, ITC and IDC have adopted a strategy of pursuing patent license revenue in conjunction with IDC's alliance strategy by offering patent licenses in conjunction with technology transfer, manufacturing, sales or other rights available from IDC. ITC generally seeks to license its patents on reasonable terms and conditions, including reasonable royalty rates.

Results of Operations

Six Months Ended June 30, 1996 Compared With the Six Months Ended June 30, 1995

     Total Revenues. Revenues decreased 73% from $60.0 million in the six months ended June 30, 1995 to $16.4 million in the comparable 1996 period. ITC entered into license agreements during the 1995 period with five new licensees, generating $54.0 million in revenue and recognized $6.0 million of revenue related to the Siemens license granted in 1994. During the six months ended June 30, 1996, only one (Samsung) new license was granted, generating $14.0 million of revenue, and revenue recognized relating to Siemens was $2.4 million.

     Non-refundable license payments clearly identified as such in the applicable agreements are recognized as revenue when the agreements become effective. Based on management's allocation, $15 million of the total cash consideration paid by Siemens ($20 million) will be recognized as revenue by ITC over the expected time period of performance of all of the Company's and IDC's obligations under the Siemens agreements, and the remaining $5 million has been allocated to IDC.

     Operating Expenses. Operating expenses include general and administrative expenses and amortization of patent acquisition costs. General and administrative expenses decreased 69% from $5.5 million in the six months ended June 30, 1995 to $1.7 million in the comparable 1996 period. Total compensation costs, including charges to reserve the maximum potential payments under bonus plans, decreased by $1.0 million. The remainder of the decrease resulted primarily from a decrease in legal and professional fees incurred during the six months ended June 30, 1996 as compared to the comparable period in 1995. The Motorola litigation was responsible for the majority of such costs incurred in 1995. See "Business of IPC -- Patent Litigation."

     Patent amortization costs increased by only 1% during the six months ended June 30, 1996 compared with the comparable period in 1995. ITC generally amortizes patent acquisition costs over 10 years on a straight-line basis.

     Interest Income. Interest income recognized during the six months ended June 30, 1996 increased 80% to $1.9 million from $1.1 million during the comparable 1995 period. The increase is primarily due to higher average invested balances during the 1996 period compared to 1995.

     Income Taxes. The provision for income taxes in the 1996 and 1995 periods includes $2.3 million and $2.4 million, respectively, of foreign withholding taxes applicable to certain license revenues, provision for taxes payable under a tax sharing agreement between IPC, ITC, InterDigital and InterDigital's other subsidiaries of $3.3 million and $16.4 million, respectively, and for state income taxes. The amount of foreign withholding taxes varies depending on the tax rates, exemptions and other regulations in effect at the time of remittance in the respective countries involved. See Note 6 to the Financial Statements.

1995 Compared With 1994

     Total Revenues. Total revenues in 1995 increased 124% to $64.3 million from $28.7 million in 1994 primarily as a result of an increase in the number of licenses granted and non-refundable advances against future royalties received upon signing those agreements. License revenue in 1995 resulted from license agreements with Mitsubishi, NEC, Hitachi, Kokusai, PCSI and Sanyo and revenue of $10.2 million associated with the Siemens alliance. Revenues in 1994 resulted primarily from license agreements with AT&T and Matsushita and the settlement of litigation with OKI and Qualcomm.

     Operating Expenses. General and administrative expenses decreased 24% to $7.2 million in 1995 from $9.5 million in 1994. The decrease was due primarily to a decrease in legal and professional fees incurred in 1995 compared to 1994. Expenses in 1994 included significant costs associated with the OKI/Qualcomm and Motorola actions. The OKI/Qualcomm litigation was settled in 1994 and a jury verdict was reached in the Motorola action in March 1995. See "Business of IPC
- -- Patent Licensing and Patent Litigation." Expenses in 1994 also included compensation costs of approximately $600,000 associated with compensatory options to purchase IPC common stock. The charge relating to the compensatory options was based on the difference between the deemed value for accounting purposes of the shares subject to the options and the exercise price of the option. Those decreases were partially offset by an increase of $1.25 million in charges to reserve the maximum potential payments under bonus plans.

     Patent amortization costs increased by only 2% during 1995 compared with 1994. ITC generally amortizes patent acquisition costs over 10 years on a straight-line basis.

     Interest Income. Interest income in 1995 was $2.8 million as compared to $45,000 for 1994. The increase is due primarily to greater average invested cash balances in 1995 compared to 1994 due to the receipt of cash and investment of funds from licensing revenues.

     Income Taxes. The provision for income taxes in 1995 and 1994 included $2.4 million and $900,000, respectively of foreign withholding taxes applicable to certain license revenue, provision for taxes payable under a tax sharing agreement between IPC, ITC, InterDigital and InterDigital's other subsidiaries of $17.8 million and $5.5 million, respectively, and a provision for state income taxes. The amount of foreign withholding varies depending on the tax rates, exemptions and other regulations in effect at the time of remittance in the respective countries involved.

1994 Compared With 1993

     Total Revenues. Total revenues increased to $28.7 million compared to no revenue in 1993. License revenue of $5.5 million in 1994 resulted from the settlement of the Qualcomm litigation. The remaining license and alliance revenue represents non-refundable royalty advances from AT&T and OKI Electric, and revenue associated with a patent license granted to Matsushita.

     Operating Expenses. General and administrative expenses of $9.5 million were approximately three times the level of expenses incurred in 1993. Expenses in 1994 included charges of $750,000 to reserve the maximum potential payments under bonus plans. The remainder of the increase was primarily due to increased legal and professional fees associated with the OKI/Qualcomm and Motorola litigation. See "Business of IPC -- Patent Licensing and Patent Litigation."

     Patent amortization costs increased by 7% during 1994 compared with 1993. ITC generally amortizes patent acquisition costs over 10 years on a straight-line basis.

     Interest Income. Interest income for 1994 was $45,000 as compared to $116,000 for 1993. The decrease is primarily attributable to a decrease in average invested balances in 1994 compared to 1993 reflecting expenditure of the proceeds of the December 1992 sale of 6% of the common stock of IPC to private investors.

     Income Taxes. The Company recorded an income tax benefit of $1.2 million in 1993 compared to a tax provision of $6.5 million in 1994. The benefit represents recognition of a tax asset which was realized in 1994 through a reduced provision for taxes payable pursuant to the tax sharing agreement between InterDigital and its subsidiary companies. The 1994 provision includes $900,000 and $5.5 million, respectively, of foreign withholding taxes applicable to certain license revenues and a provision for taxes payable under the tax sharing agreement.

Liquidity and Capital Resources

     IPC had working capital of $62.0 million as of June 30, 1996 as compared to $51.3 million at December 31, 1995 and $11.9 million at December 31, 1994. The increase in working capital since December is due primarily to $86.1 million and $13.1 million of cash received on patent licensing agreements during 1995 and the six months ended June 30, 1996, respectively. IPC's capital requirements will be determined largely by: (i) the extent of its involvement in , and the outcome, of current and future litigation and administrative proceedings; (ii) the extent, if any, of realization of additional licensing revenue from current or future licensees; and (iii) the amount of payments made to or received from its stockholders pursuant to various contractual arrangements or by dividend.

     IPC has experienced positive cash flows of $57.2 million and $ 9.8 million from operations during 1995 and the six months ended June 30, 1996, respectively. The positive cash flows from operations are primarily due to the receipt of $82.9 million and $11.7 million related to ITC's patent licensing activities, partially offset by income taxes paid to InterDigital.

     Net cash flows used by investing activities for 1995 and the six months ended June 30, 1996 include the investment of $55.1 million and $7.3 million of excess funds in short-term, highly liquid securities.

     During 1995 and the six months ended June 30, 1996, financing activities were not material.

     Included in accounts payable and accrued expenses at June 30, 1996 are professional fees, consulting and other accruals and amounts payable in the ordinary course of business.

                        INFORMATION RELATING TO MERGERCO

General

     MergerCo was organized by InterDigital on August 6, 1996 under Delaware law in order to effect the Merger. MergerCo is a wholly owned subsidiary of InterDigital. MergerCo has not engaged in any activities other than those incident to its formation. If the Merger is consummated, MergerCo will be merged into IPC and IPC will be the Surviving Corporation. MergerCo's principal executive offices are located at the offices of InterDigital, 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409 and its telephone number is (610) 878-7800. See "Information Relating to MergerCo".

     MergerCo does not have any assets or liabilities (other than those arising under the Plan of Merger) or engage in any activities other than those incident to its formation and capitalization and the Merger. As of the date of this Prospectus, the authorized capital stock of MergerCo consists of 100 shares of common stock, par value $.01 per share, all of which are issued and outstanding and owned by InterDigital. In the Merger, MergerCo will merge with and into IPC with IPC being the Surviving Corporation.

Executive Officers and Directors of MergerCo

     The following table sets forth certain information regarding the directors and executive officers of MergerCo. All of such individuals are U.S. citizens.

     Name                    Age       Position
     ----                    ---       --------

     Harry G. Campagna        57       Chairman of the Board

     William A. Doyle         47       Director and President

     D. Ridgely Bolgiano      63       Director, Vice President and Treasurer

     Harley L. Sims           68       Director

     William J. Merritt       37       Secretary

     Each director has been elected to serve until the next annual meeting of MergerCo stockholders and until his successor is duly chosen and qualified or until his prior death, resignation or removal. The term of office of each executive officer is until the organizational meeting of the MergerCo Board of Directors following the next annual meeting of MergerCo stockholders and until his successor is elected and qualified or until his prior death, resignation or removal.

                          PRINCIPAL STOCKHOLDERS OF IPC

     The following table sets forth as of August 15, 1996, certain information with respect to the beneficial ownership of IPC common stock by (i) each person known by InterDigital to own beneficially 5% or more of the outstanding IPC common stock, (ii) each director of IPC, and (iii) all directors and officers of IPC as a group. Each person listed has the sole voting and investment power as to all of the shares of IPC common stock shown as being beneficially owned by them. Unless otherwise indicated, the address of each person named in the following table is: c/o IPC, 781 Third Avenue, King of Prussia, PA 19406-1409.

Name and Address                    Amount and Nature       Percentage of
of Beneficial Owner                   of Ownership      Outstanding Common Stock
- -------------------                   ------------      ------------------------

InterDigital Communications           22,500,000                94.24%
  Corporation
781 Third Avenue
King of Prussia, PA  19406-1409

D. Ridgely Bolgiano                       31,250                    *

Harry G. Campagna                             --                   --

William A. Doyle                              --                   --

Harley L. Sims                                --                   --

All Directors and Officers
  as a group (7 persons)                  31,250                    *

- ----------------------------------
*less than 1% of the outstanding shares.

             CERTAIN LEGAL MATTERS, EXPERTS AND REGULATORY APPROVALS

Federal and State Approvals

     The Company's Registration Statement on Form S-4, of which this Prospectus forms a part, has been declared effective by the Commission and all state blue sky filings required in connection with the issuance of the InterDigital Common Stock being sold hereby have been made. The shares of InterDigital Common Stock being sold hereby have been admitted to trading on the American Stock Exchange. No additional federal or state regulatory requirements remain to be complied with in order to consummate the Merger.

Legal Opinions

     The validity of the Common Stock offered hereby has been passed upon for the Company by Jane S. Schultz, 781 Third Avenue, King of Prussia, Pennsylvania 19406. Ms. Schultz is Associate General Counsel of the Company. As of the date of this Prospectus, Ms. Schultz owns options to purchase 1,499 shares of InterDigital Common Stock which are currently vested and exercisable.

Experts

     The InterDigital audited consolidated financial statements and related consolidated financial statement schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated in reliance upon the authority of said firm as experts in giving said reports.

     The IPC audited consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement, as of December 31, 1995 and the year then ended have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto and is included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

InterDigital Communications Corporation Unaudited
Pro Forma Consolidated Financial Statements                                 F-2

Report of Independent Accountants                                           F-5

InterDigital Patents Corporation and Subsidiary
Consolidated Historical Financial Statements                                F-6

Notes to InterDigital Patents Corporation
Consolidated Historical Financial Statements                                F-10

IP Acquisition Corporation Unaudited
Historical Balance Sheet                                                    F-17

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                              BASIS OF PRESENTATION
                                   (Unaudited)

     The accompanying Pro Forma Consolidated Balance Sheet as of June 30, 1996, and the related Pro Forma Consolidated Statements of Operations for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to
(i) the acquisition by InterDigital Communications Corporation of the minority interest in InterDigital Patents Corporation (IPC); and (ii) the other pro forma adjustments as described in the Notes to the Pro Forma Consolidated Financial Statements, as if this transaction had occurred as of June 30, 1996 in the case of the Pro Forma Consolidated Balance Sheet, or as of January 1, 1995 and January 1, 1996 in the case of the Pro Forma Consolidated Statements of Operations.

     The Pro Forma Consolidated Financial Statements have been prepared by management and should be read in conjunction with the historical financial statements of InterDigital and IPC. The Pro Forma Consolidated Financial Statements are based on certain assumptions and preliminary estimates which are subject to change. These statements do not purport to be indicative of the financial position or results of operations that might have occurred, nor are they indicative of future operating results.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (in thousands)
                                  (unaudited)


                                      Historical                   Pro forma
                                      June 30,     Pro forma        June 30,
                                        1996       Adjustments        1996
                                      ----------   -----------     ---------
  Current Assets:
  Cash and cash equivalents           $  20,306                    $  20,306
  Short term investments                 62,322                       62,322
  License fees receivable                   702                          702
  Accounts receivable                     5,397                        5,397
  Inventories                             4,751                        4,751
  Other current assets                    5,670                        5,670
                                      ---------    ---------       ---------
         Total current assets            99,148           --          99,148

Other Assets:
  Patents                                 2,395        7,272(A)        9,667
  Property, net                           8,975                        8,975
  Other                                   5,032                        5,032
                                      ---------                    ---------
         Total other assets              16,402        7,272          23,674
                                      ---------    ---------       ---------
         Total Assets                 $ 115,550    $   7,272       $ 122,822
                                      =========    =========       =========

Current Liabilities:
  Current portion of long term debt   $     484                    $     484
  Accounts payable                        6,681                        6,681
  Accrued Compensation                    4,034                        4,034
  Purchase commitment reserve               505                          505
  Income taxes payable                      614                          614
  Deferred Revenue                        9,198                        9,198
  Other Accrued liabilities               2,920                        2,920
                                      ---------    ---------       ---------
         Total current liabilities       24,436           --          24,436

Long term debt                            3,142                        3,142

Other long term liabilities               7,584                        7,584

Minority interest                         4,732       (4,732)(A)          --

Shareholders' Equity:
  Preferred stock                            11                           11
  Common stock                              463           16(A)          479
  Additional paid -- in capital         220,932       11,988(A)      232,920
  Accumulated deficit                  (145,750)                    (145,750)
                                      ---------    ---------       ---------
         Total shareholders' equity   $  75,656    $  12,004       $  87,660
         Total liabilities & equity   $ 115,550    $   7,272       $ 122,822
                                      =========    =========       =========

(A) Record purchase accounting for the purchase of the minority interest of IPC for approximately $12 million (assume $7.33/shares at 1,637,625 shares)

            INTERDIGITAL COMMUNICATIONS CORPORATION AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)

                               For the Year Ended December 31, 1995   For the Six Months Ended June 30, 1996
                               ------------------------------------   --------------------------------------
                                           Pro forma                               Pro forma
                               Historical  Adjustments    Pro forma   Historical   Adjustments    Pro forma
                               --------    ------------   --------    ---------    -----------   -----------

Income Statement
UltraPhone revenues            $ 16,581                   $ 16,581    $  6,834                   $  6,834
Licensing and alliance           67,693                     67,693      24,707                     24,707
Contract services                   681                        681          --                         --
                               --------                   --------    --------                   --------
         Total revenues          84,955          --         84,955      31,541          --         31,541

Operating expenses:
  Cost of UltraPhone             17,932                     17,932       7,897                      7,897
  Contract services cost            762                        762          --                         --
  Sales and Marketing             3,597                      3,597       1,916                      1,916
  General and Administrative     14,838         727 (B)     15,565       5,453         364 (B)      5,817
  Research and Development        9,738                      9,738       9,166                      9,166
                               --------                   --------    --------                   --------
                                 46,867         727         47,594      24,432         364         24,796
                               --------    ------------   --------    --------     -----------   --------
    Income from operations       38,088        (727)        37,361       7,109        (364)         6,745

Other:
  Interest income                 3,073                      3,073       2,071                      2,071
  Interest expense                 (724)                      (724)        (77)                       (77)
Income tax provision             (3,318)                    (3,318)     (3,505)                    (3,505)
Minority interest                (2,514)      2,514 (A)         --        (891)        891 (A)         --
                               --------    ------------   --------    --------     -----------   --------
  Net income                     34,605       1,787         36,392       4,707         527          5,234
Preferred stock dividends          (265)                      (265)       (132)                      (132)
                               --------    ------------   --------    --------                   --------
  Net income applicable to
  common shareholders          $ 34,340    $  1,787       $ 36,127    $  4,575     $   527       $  5,102
                               ========    ============   ========    ========     ===========   ========

  Weighted average shares
  outstanding                    46,503                     46,503      47,931                     47,931
  Additional shares issued           --       1,638(C)       1,638          --       1,638(C)       1,638
                               --------    ------------   --------    --------     -----------   --------
  Weighted average shares
  outstanding after Merger       46,503       1,638         48,141      47,931       1,638         49,569
                               ========    ============   ========    ========     ===========   ========
  Net income per share         $   0.74                   $   0.75    $   0.10                   $   0.10
                               ========                   ========    ========                   ========

- ----------
  (A)  To remove minority interest
  (B) Record pro forma amortization of additional value of patents assuming a ten year average life
  (C)  Record issuance of shares (assume $7.33/share, 1,637,625 shares)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InterDigital Patents Corporation:

We have audited the accompanying consolidated balance sheet of InterDigital Patents Corporation and subsidiary (a Delaware corporation) as of December 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interdigital Patents Corporation and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


Philadelphia, PA
August 14, 1996

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                         (in thousands except par value)


                                                           DECEMBER 31,  DECEMBER 31,  JUNE 30,
                            ASSETS                            1994           1995         1996
                                                           ------------  ------------  -----------
                                                            (UNAUDITED)                (UNAUDITED)
CURRENT ASSETS:
     Cash and cash equivalents                              $ 2,402         $ 4,227      $ 6,494
     Short term investments                                      --          55,060       62,330
     License fees receivable                                 20,900             400        1,702
     Other current assets                                        39             845        1,093
                                                            -------         -------      -------
         Total current assets                                23,341          60,532       71,619
                                                            -------         -------      -------
PROPERTY AND EQUIPMENT:
     Net of accumulated depreciation                             15              11            8

OTHER ASSETS:
     Patents, net of accumulated amortization of              2,569           2,386        2,376
         $2,946, $3,456 and $3,714, respectively
     Other                                                      138              51           51
                                                            -------         -------      -------
         Total other assets                                   2,707           2,437        2,427
                                                            -------         -------      -------
                                                            $26,063         $62,980      $74,054
                                                            =======         =======      =======


             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                       $ 4,119         $   263      $   510
     Accrued compensation and related expenses                  966           2,116        1,856
     Income and foreign withholding taxes payable               173             121           --
     Deferred revenue                                            --           1,200           --
     Intercompany Payable to InterDigital                     4,891           5,246        6,966
     Other accrued expenses                                   1,245             325          309
                                                            -------         -------      -------
         Total current liabilities                           11,394           9,271        9,641
                                                            -------         -------      -------


STOCKHOLDERS' EQUITY:
     Common Stock, $.001 par value, 45,000 shares                24              24           24
         authorized, 23,875 shares issued and outstanding
     Additional paid-in capital                               7,829           7,829        7,829
     Retained earnings                                        6,816          45,856       56,560
                                                            -------         -------      -------
     Total stockholders' equity                              14,669          53,709       64,413
                                                            -------         -------      -------
                                                            $26,063         $62,980      $74,054
                                                            =======         =======      =======

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                      For the Year Ended December 31,       For the Six Months Ended June 30,
                                                  --------------------------------------    ---------------------------------
                                                     1993             1994          1995            1995           1996
                                                  -----------     -----------     -----------    -----------    -----------
                                                  (Unaudited)     (Unaudited)                    (Unaudited)    (Unaudited)

LICENSING REVENUE                                  $     --        $ 28,709       $ 64,293       $ 60,093       $ 16,400

OPERATING EXPENSES
     General and administrative                       3,160           9,489          7,171          5,498          1,695
     Amortization of patents                            466             500            510            255            258
                                                   --------        --------       --------       --------       --------
         Total operating expenses                     3,626           9,989          7,681          5,753          1,953
                                                   --------        --------       --------       --------       --------
         Income (loss) from operations               (3,626)         18,720         56,612         54,340         14,447

INTEREST INCOME                                         116              45          2,751          1,076          1,940
                                                   --------        --------       --------       --------       --------
         Income before income taxes                  (3,510)         18,765         59,363         55,416         16,387
INCOME TAX PROVISION (BENEFIT)                       (1,153)          6,488         20,323         18,886          5,683
                                                   --------        --------       --------       --------       --------
         Net income (loss)                         $ (2,357)       $ 12,277       $ 39,040       $ 36,530       $ 10,704
                                                   --------        --------       --------       --------       --------
Net income (loss) per share                        ($  0.10)       $   0.51       $   1.62       $   1.51       $   0.44
                                                   ========        ========       ========       ========       ========
Shares used in computing net income (loss)
per share                                            24,072          24,137         24,137         24,137         24,137
                                                   ========        ========       ========       ========       ========

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                            For the Year Ended              For the Six Months Ended
                                                                            ------------------              ------------------------
                                                                                December 31,                         June 30,
                                                                                ------------                         --------
                                                                      1993           1994        1995            1995        1996
                                                                  -----------    -----------   -----------  ------------ ----------
                                                                  (Unaudited)    (Unaudited)                 (Unaudited) (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                             $ (2,357)     $ 12,277      $ 39,040      $ 36,530      $ 10,704
     Adjustments to reconcile net income (loss) to
         net cash provided by (used in) operating
         activities -
         Depreciation and amortization                                  466           506           520           259           261
         Issuance of stock options below deemed
         accounting value                                               415           609            --            --            --
         Other                                                          (13)          (98)           87            79            --
         Decrease (increase) in assets-
              License fees receivables                                   --       (20,900)       20,500        15,100        (1,302)
              Other current assets                                      (41)            2          (806)         (202)         (248)
         Increase (decrease) in liabilities-
              Accounts payable                                          463         3,619        (3,856)       (3,918)          247
              Accrued compensation                                       88           878         1,150         1,910          (260)
              Deferred revenue                                           --            --         1,200         1,600        (1,200)
              Intercompany payable to Interdigital                   (1,396)        5,488           355         7,107         1,720
              Other accrued expenses                                    (66)        1,378          (972)         (528)         (137)
                                                                   --------      --------      --------      --------      --------
         Net cash provided by (used in) operating
              activities                                             (2,441)        3,759        57,218        57,937         9,785
                                                                   --------      --------      --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Increase in short-term investments                                  --            --       (55,060)      (44,472)       (7,270)
     Additions to property and equipment                                (19)           (2)           (6)           (8)           --
     Additions to patents                                              (581)         (592)         (327)         (219)         (248)
                                                                   --------      --------      --------      --------      --------
     Net cash used in investing activities                             (600)         (594)      (55,393)      (44,699)       (7,518)
                                                                   --------      --------      --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Dividend to stockholders                                            --        (3,104)           --            --            --
                                                                   --------      --------      --------      --------      --------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                                (3,041)           61         1,825        13,238         2,267
CASH AND CASH EQUIVALENTS, BEGINNING
     OF PERIOD                                                        5,382         2,341         2,402         2,402         4,227
                                                                   --------      --------      --------      --------      --------
CASH AND CASH EQUIVALENTS, END OF
     PERIOD                                                        $  2,341      $  2,402      $  4,227      $ 15,640      $  6,494
                                                                   ========      ========      ========      ========      ========

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (in thousands)

                                                  Common            Additional            Retained
                                                   Stock          Paid-In Capital    Earnings (Deficit)        Total
                                                   -----          ---------------    ------------------        -----

BALANCE, DECEMBER 31, 1992                      $    24             $ 6,805            $     --                $ 6,829
    Issuance of stock options below                  --                 415                  --                    415
        deemed accounting value
    Net loss                                         --                  --              (2,357)                (2,357)
                                                -------             -------              -------               --------
BALANCE, DECEMBER 31, 1993                      $    24             $ 7,220            $ (2,357)               $ 4,887
    (UNAUDITED)
    Issuance of stock options below                  --                 609                  --                    609
        deemed accounting value
    Dividend to Common Stockholders                  --                  --              (3,104)                (3,104)
    Net income                                       --                  --              12,277                 12,277
                                                -------             -------              ------                 ------
BALANCE, DECEMBER 31, 1994                      $    24             $ 7,829             $ 6,816                $14,669
    (UNAUDITED)
    Net income                                       --                  --              39,040                 39,040
                                                -------             -------              ------                 ------
BALANCE, DECEMBER 31, 1995                      $    24             $ 7,829             $45,856                $53,709
    Net income                                       --                  --              10,704                 10,704
                                                -------             -------              ------                 ------
BALANCE, JUNE 30, 1996
    (UNAUDITED)                                 $    24             $ 7,829             $56,560                $64,413
                                                =======             =======             =======                =======

        The accompanying notes are an integral part of these statements.

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1996

  (Information as of December 31, 1994 and June 30, 1996, for the years ended
     December 31, 1993 and 1994 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited)

1.   BACKGROUND:

     InterDigital Patents Corporation, a Delaware Corporation ("IPC"), through its wholly-owned subsidiary InterDigital Technology Corporation ("ITC"), is seeking to capitalize upon the revenue potential of ITC's extensive Time Division Multiple Access ("TDMA") and Code Division Multiple Access ("CDMA") patent portfolio. ITC implemented a strategy during 1993 of negotiation and litigation with certain entities which it believed were representative of a number of entities infringing ITC's patents. These efforts have resulted in patent license agreements with five entities in 1994, six entities in 1995 and a twelfth entity during 1996, the recognition of $28.7 million, $64.3 million and $16.4 million of licensing revenue in 1994, 1995 and the six months ended June 30, 1996 respectively, and the initiation of litigation with major telecommunications equipment providers. ITC, along with IPC's parent corporation, InterDigital Communications Corporation ("InterDigital" or together with all of its subsidiaries "the Company") has also formed two business alliances based upon its TDMA and Broadband Code Division Multiple Access(TM) ("B-CDMA(TM)") technologies. (See Notes 2, 3, 4 and 5).

     In February 1992, InterDigital transferred all of its patents, patent applications and rights to file patent applications on certain future inventions to ITC. During the fourth quarter of 1992, InterDigital formed IPC and contributed to IPC InterDigital's entire ownership interest in ITC in return for 100% of IPC's common stock. InterDigital had previously contributed all of its past, present and future (conceived on or before February 2002) patent rights to ITC. Subsequently, IPC issued 22 Units in a private placement at $250,000 per Unit, receiving net proceeds of $5.2 million in return for 5.76% of the ownership interest in IPC. Each Unit consisted of 62,500 shares of IPC Common Stock and warrants to purchase 62,500 of InterDigital's Common Stock at an exercise price of $5.50 per share.

     The proceeds from licensing transactions are paid to ITC. (See Notes 3, 4 and 5). The availability of such funds for uses related to UltraPhone(R) system marketing efforts, TDMA or B-CDMA product development efforts or other InterDigital uses is dependent upon such funds being transferred from IPC to InterDigital pursuant to contractual arrangements or in conjunction with a dividend declaration.

     IPC and its subsidiary are subject to certain risks and uncertainties, including, but not limited to, the ability to effectively prosecute and enforce patents, the willingness of other companies to enter into acceptable patent license agreements that utilize this company technology, compliance by licensees of the Company's technology, the development and commercialization of products relying on ITC's patents, uncertainty and volatility of future profitability and access to capital and dependence on license arrangements and key personnel.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of IPC and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  JUNE 30, 1996

  (Information as of December 31, 1994 and June 30, 1996, for the years ended
     December 31, 1993 and 1994 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited)

  Interim Financial Statements

     The financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. In the opinion of the management of IPC, the unaudited financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

  Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash, Cash Equivalents and Short-Term Investments

     IPC considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. Investments are held at amortized cost which approximates market value, and at December 31, 1995 and June 30, 1996 are classified as short-term. At December 31, 1995 and June 30, 1996, all of the Company's short-term investments are classified as available for sale pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115). Therefore, any unrealized holding gains or losses should be presented in a separate component of stockholders' equity. At December 31, 1995 and June 30, 1996, there were no significant unrealized holding gains or losses.

    Cash and cash equivalents consisted of the following:

                                                      December 31,      June 30,
                                                      ------------
                                                    1994       1995       1996
                                                    ----       ----     --------

Money market funds and demand accounts              $2,402     $1,168     $1,515
Certificates of deposit                                 --         --         --
Repurchase agreements                                   --        680         --
Commercial paper                                        --      2,379      4,979
                                                    ------     ------     ------
                                                    $2,402     $4,227     $6,494
                                                    ======     ======     ======

     The repurchase agreements are fully collateralized by United States Government securities and are stated at cost which approximates fair market value.

     Short-term investments available for sale as of December 31, 1995 consisted of $40.5 million in government-issued discount notes, $2.5 million in municipal securities and $12.1 million in corporate debt securities. Short term investments available for sale as of June 30, 1996 consist of $51.4 million in government-issued discount notes, and $10.9 million in corporate debt securities.

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  JUNE 30, 1996

  (Information as of December 31, 1994 and June 30, 1996, for the years ended
     December 31, 1993 and 1994 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited)


     The aggregate cash, cash equivalents and short-term investments held by IPC was $68.8 million as of June 30, 1996. Such funds can be made available for uses related to UltraPhone activities, product development efforts or other Company uses upon such funds being transferred to InterDigital pursuant to contractual arrangements or in conjunction with a dividend declaration.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided using the straight-line method. The estimated useful lives for computer equipment, furniture and fixtures are generally three to five years.

  Patents

     The costs to obtain certain patents for the Company's TDMA and CDMA technologies have been capitalized and are being amortized on a straight-line basis over their estimated useful lives, generally 10 years. Amortization was $466,000, $500,000, $510,000 and $255,000 and $258,000 in the years ended
December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

  Revenue Recognition

     Licensing revenues in 1994, 1995 and the six months ended June 30, 1995 and 1996 consist of upfront, non-refundable fees which were recognized at the time of the applicable agreement. Due to the combined nature of the Siemens agreements, revenue is recognized over the performance period of the Company's obligations under the agreements. (See Note 3.) Recurring royalty revenues under licensing agreements may be recognized in the future according to the terms of the agreements.

  Concentration of Credit Risk

     Financial instruments which potentially subject IPC to concentration of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. By policy, IPC places its cash equivalents and short-term investments only with high quality financial institutions and in United States Government obligations. The Company's accounts receivable are derived principally from patent license agreements which provide for deferred and/or installment payments.

New Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of" (SFAS No. 121). SFAS No. 121 establishes accounting standards for the impairment of long lived assets, certain identifiable intangibles and goodwill. IPC has adopted SFAS No. 121 effective January 1, 1996. The adoption of SFAS No. 121 did not have a material effect on IPC's patents, financial condition or results of operations.

  Supplemental Cash Flow Information

     The Company paid $3.3 million, $3.3 million and $2.3 million of foreign withholding taxes during 1995 and the six months ended June 30, 1995 and 1996, respectively. (See also Note 6.) Income taxes paid in 1993 and 1994 were not material.

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  JUNE 30, 1996

  (Information as of December 31, 1994 and June 30, 1996, for the years ended
     December 31, 1993 and 1994 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited)



3.   SIEMENS AGREEMENTS:

     On December 16, 1994, ITC along with its parent InterDigital, entered into a Master Agreement and a series of four related agreements as elements of an integrated transaction in which the Company established a broad based marketing and technology alliance with Siemens. These agreements were amended in February 1996 in connection with the Samsung agreements. (See Note 4.)


     As partial consideration for the rights and licenses granted by the Company, Siemens agreed to pay $20 million, of which $14.8 million had been paid by December 31, 1995. In connection with the Samsung alliance, the Company and Siemens deferred the December 31, 1995 and March 31, 1996 payments and, in July 1996, offset $4.9 million of such payments against payments due to Siemens from InterDigital in conjunction with the Samsung alliance. The Company expects the balance of the consideration ($300,000) to be paid by September 30, 1996. The Company did not recognize any revenue related to the agreements in 1994. In accordance with accounting requirements, the Company will recognize the $20 million of revenue over the contract performance period due to the combined nature of the contracts. Based on management's allocation, IPC's portion of the agreements related to patent licenses is $15 million. In 1995, IPC recognized $10.2 million of the revenue under this agreement based on the progress of the completed work. The remaining $4.8 million of revenue is expected to be recognized through December 1996, the expected date of completion of functional testing at the system component level. As of December 31, 1995 and June 30, 1996, IPC owed InterDigital $3.4 million and $3.4 million, respectively, for work performed pursuant to its portion of the agreements.

4.   SAMSUNG AGREEMENTS:

     On February 9, 1996, ITC, along with its parent InterDigital, entered into a series of agreements with Samsung and amended its agreements with Siemens as a second major step in implementing its alliance strategy. Under the various agreements, Samsung made upfront payments to the Company in excess of $35 million (of which approximately one-half constituted patent and technology royalty prepayments), less applicable withholding taxes. All payments from Samsung were received by June 30, 1996. The net amount received by the Company was approximately $29 million. In July 1996, InterDigital paid, via offset (see
Note 3) $4.9 million to Siemens which, in turn, committed to provide additional technical assistance to the Company. Samsung will also be obligated to provide engineering manpower, to the alliance for the development of the Company's B-CDMA technology. IPC recognized $14 million of revenue in the first quarter of 1996 as part of the Samsung agreement that represented the patent license portion of the agreement.

5.   MAJOR CUSTOMERS AND GEOGRAPHIC DATA:

  Licensing Revenue:

     ITC has granted non-exclusive, non-transferable, perpetual, worldwide, royalty-bearing licenses to use certain TDMA patents (and in certain instances, technology) to Hughes Network Systems, AT&T, Siemens (see Note 3), Matsushita, Sanyo, Pacific Communications Systems, Mitsubishi, Hitachi, Kokusai, OKI Electric Industry Company and Samsung (see Note 4). The licenses typically contain "most favored nations" provisions, applied on a going forward basis only, and other provisions which could, in certain events, cause the licensee's obligation to pay royalties to ITC to be suspended for an indefinite period, with or without the accrual of the royalty obligation.

     The Licensing revenues for the six months ended June 30, 1996 contain $14.0 million from Samsung and $2.4 million from Siemens. The 1995 Licensing revenues contain $20.1 million from Mitsubishi, $10.2 million for Siemens and $26.9 million from NEC. The 1994 licensing revenues contain $20.0 million from Matsushita. Additionally, in 1994, ITC also entered into a CDMA license agreement with Qualcomm Incorporated to settle litigation filed in 1993. In return for one-time payment of $5.5 million, ITC granted to Qualcomm a fully-paid, royalty free, worldwide license to use and sublicense ITC's existing CDMA patents and certain future CDMA patents to make and sell products for IS-95-type wireless applications, including, but not limited to, cellular, PCS, wireless local loop and satellite applications. Qualcomm has the right to sublicense ITC's CDMA patents so that Qualcomm's licensees will be free to manufacture and sell IS-95-type CDMA products without requiring any payment to ITC.

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  JUNE 30, 1996

  (Information as of December 31, 1994 and June 30, 1996, for the years ended
     December 31, 1993 and 1994 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited)


6.   INCOME TAXES:

     As of January 1, 1994, InterDigital Communications Corporation entered into an income tax sharing agreement with all of its subsidiaries, including IPC and ITC. This agreement allowed for the allocation of the federal income tax liability to be shared amongst the companies included in the consolidated federal income tax return. The agreement requires reimbursement from the subsidiary for use of any Net Operating Loss ("NOL") that it generated and was used in the consolidated return.

     Income tax provisions (benefit) consists of the following:

                               For the Year Ended              Six Months Ended
                                   December 31,                    June 30,
                               ------------------              ----------------

                           1993       1994      1995           1995       1996
                           ----       ----      ----           ----       ----

Federal                    $(1,193)   $5,455    $17,748         $16,399   $3,255
State                           40       133        167              79      118
Foreign Withholding             --       900      2,408           2,408    2,310
                           -------    ------    -------         -------   ------
                           $(1,153)   $6,488    $20,323         $18,886   $5,683
                           =======    ======    =======         =======   ======

     IPC's income tax provision has been calculated on a separate company basis using the applicable Federal and state rules and regulations. IPC's current Federal income tax provision is calculated based on book income or loss and is paid on a current basis to InterDigital. IPC paid Federal taxes to InterDigital of $20.8 million in December 1995 and $1.7 million in January 1996. As of December 31, 1994 and 1995 and June 30, 1996, IPC had Federal income taxes of $4.8 million, $1.7 million and $2.0 million, respectively, payable to InterDigital, which are included in the Intercompany Due to InterDigital account on the accompanying balance sheets.

7.   BONUS INCENTIVE PLAN:

    Three IPC employees were eligible to receive compensation under an IPC Executive Bonus Plan ("Plan"). Bonus payments under the Plan were tied to the profitability of IPC and the awarding of points, both of which were prerequisites in order to qualify for bonus payments. The Plan was terminated in 1995.

     As of June 30, 1996, two of the three employees have received their bonus payments and have agreed that such amounts represent a final settlement under the Plan. The third employee has received a partial bonus payment, but is currently litigating the adequacy of such bonus and the propriety of terminating the Plan. IPC has fully reserved the maximum amount payable under the Plan and expects that the final resolution will not materially affect IPC's financial position or results of operation.

     During 1994 and 1995, the Company accrued approximately $750,000 and $2.0 million to reserve for the maximum potential payments under the Plan.

8.   EMPLOYEE STOCK OPTION AGREEMENT:

     As part of the settlement of IPC's former president's employment agreement, the grant of a five year option to purchase 262,625 shares of common stock of IPC at an exercise price of $.01 per share (the "Option") was confirmed. In addition, the former president has the right to participate ratably in any buy-out of IPC in which InterDigital participates which has the effect of reducing the number or percentage of IPC shares not owned by InterDigital and the right to require IPC to purchase the stock issued or issuable upon exercise of the Option for approximately one million dollars at any time on or before June 30, 1998 if such shares are not purchased from him or exchanged for shares of InterDigital

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  JUNE 30, 1996

  (Information as of December 31, 1994 and June 30, 1996, for the years ended
     December 31, 1993 and 1994 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited)



prior to December 31, 1996. Pursuant to the settlement agreement, the former president has agreed to exercise the Option prior to the completion of the Merger as to which this Registration Statement relates.

9.   LITIGATION:

     In September 1993, ITC filed a patent infringement action against Ericsson GE Mobile Communications, Inc. ("Ericsson GE"), its Swedish parent, Telefonaktieboleget LM Ericsson ("LM Ericsson") and Ericsson Radio Systems, Inc. ("Ericsson Radio"), in the United States District Court for the Eastern District of Virginia (Civil Action No. 93-1158-A (E.D.Va.)). The Ericsson action seeks a jury's determination that in making, selling, or using, and/or in participating in the making, selling or using of digital wireless telephone systems and/or related mobile stations, Ericsson has infringed, contributed to the infringement of and/or induced the infringement of eight patents from ITC's patent portfolio. The Ericsson action also seeks an injunction against Ericsson from further infringement and seeks damages, royalties, costs and attorneys' fees. Ericsson GE filed an answer to the Virginia action in which it denied the allegations of the complaint and asserted a counterclaim seeking a declaratory judgment that the asserted patents are either invalid or not infringed. On the same day that ITC filed the Ericsson action in Virginia, two of the Ericsson Defendants, Ericsson Radio and Ericsson GE, filed a lawsuit against the Company and ITC in the United States District Court for the Northern District of Texas (Civil Action No. 3-93CV1809-H (N.D.Tx.)) (the "Texas action"). The Texas action, which involves the same patents that are the subject of the Ericsson action, seeks the court's declaration that Ericsson's products do not infringe ITC's patents, that ITC's patents are invalid and that ITC's patents are unenforceable. The Texas action also seeks judgment against the Company and ITC for tortious interference with contractual and business relations, defamation and commercial disparagement, and Lanham Act violations. Ericsson Radio and Ericsson GE filed a motion to transfer ITC's action to the United States District Court for the Northern District of Texas which was granted by the Court. Both Ericsson actions have been consolidated and are scheduled to go forward in the United States Federal District Court for the Northern District of Texas. ITC agreed to the dismissal without prejudice of LM Ericsson. The Company and ITC intend to vigorously defend the Texas action. At the request and with the consent of the parties, the District Judge has executed an order indefinitely extending a stay of the proceedings until April 23, 1996. At the request and with the consent of the parties, the District Judge entered an order further extending the stay until the U.S. Court of Appeals for the Federal Circuit decides the appeals filed in the Motorola litigation.

     In October 1993, Motorola, Inc. filed an action against ITC in the United States District Court for the District of Delaware seeking the court's declaration that Motorola's products do not infringe certain ITC patents and that these patents are invalid and unenforceable. ITC filed an answer and counterclaims seeking a jury's determination that in making, selling or using and/or participating in the making, selling or using of digital wireless telephone systems and/or related mobile stations, Motorola has infringed, contributed to the infringement of and/or induced the infringement of certain ITC patents. ITC also sought an injunction against Motorola from further infringement and sought damages. A trial was held in United States District Court for the District of Delaware (Civil Action No. 94-73 (D. Del.)) on the issue of validity and infringement of 24 patent claims involving four ITC patents, U.S. Patent Nos. 4,675,863; 4,817,089; 5,119,375 and 4,912,705. By
stipulation of the parties, the case was limited to certain TDMA products made, used and/or sold by Motorola.

     On March 29, 1995, the trial ended with the jury's verdict that the Motorola products involved in the suit did not infringe ITC's patent claims at issue in the case and that the 24 patent claims were invalid. ITC filed a motion requesting that the jury verdict be overturned or, in the alternative, that a new trial be granted. Motorola filed a motion requesting attorneys' fees and expenses aggregating between $6 and $7 million. On June 17, 1996, the U.S. District Court for the District of Delaware affirmed that portion of the jury's verdict dealing with infringement. The U.S. District Court further sustained the jury's determination of invalidity with respect to 21 of the 24 patent claims, but ruled that three patent claims are valid notwithstanding the jury's determination. The U.S. District Court denied Motorola's motion for attorneys' fees and expenses. On June 17, 1996 Motorola filed an appeal from the ruling by the U.S. District Court for the District of Delaware with the U.S. Court of Appeals for the Federal Circuit (Appeal No. 96-1408) and on June 21, 1996 the Company filed its appeal (Appeal No. 96-1428). It is anticipated that the parties will file their appeal briefs during the remainder of 1996 and that the appeals will be argued and decided within approximately 12 to 18 months after all of the

                 INTERDIGITAL PATENTS CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  JUNE 30, 1996

  (Information as of December 31, 1994 and June 30, 1996, for the years ended
     December 31, 1993 and 1994 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited)


briefs have been filed. The Company believes that there are substantial grounds for reversal of the jury's invalidity determination and the granting of a new trial regarding infringement.

     ITC has filed patent applications in numerous foreign countries. Typical of the processes involved in the issuance of foreign patents, Philips, Alcatel and Siemens each filed petitions in the German Patent Office seeking to revoke the issuance of ITC's basic German TDMA system patent granted on June 28, 1990. On October 19, 1993, after formal opposition proceedings, the German Patent Office confirmed the validity of the ITC basic German system patent. An appeal has been filed by Philips, Alcatel and Siemens and additional arguments have been made based upon prior art not previously considered by the patent office. ITC is and may from time to time be subject to additional challenges with respect to its patents and patent applications in foreign countries. Although no assurance can be given as to the eventual outcome of these patent challenges, ITC intends to vigorously defend its patents. If any of these patents are revoked, ITC's patent licensing opportunities in such relevant foreign countries could be materially and adversely affected.

     In connection with ITC's various patent infringement lawsuits, IPC has entered into several contingent fee arrangements, principally with outside legal counsel. Those agreements provided that, in the event of a successful outcome in any of the various lawsuits, as defined in the agreements, IPC would owe additional fees to its service providers. The agreements with outside counsel have been terminated. IPC is currently discussing with its service providers regarding any compensation that may be due. No provision has been made in the financial statements for such contingent fee arrangements.

     In addition to litigation associated with patent enforcement and licensing activities and the other litigation described above, IPC and ITC are parties to certain legal actions arising in the ordinary course of its business. Based upon information presently available to IPC and ITC, IPC and ITC believe that the ultimate outcome of these other actions will not materially affect the Company.

10.  RELATED-PARTY TRANSACTIONS:

     From January 1993 through December 1994, Great Circle Communications Ltd. Bda. ("Great Circle") provided consulting services to IPC for which Great Circle has been remunerated, in the aggregate, $4,000 per month (including reimbursement of certain out-of-pocket expenses). The President, and a director of, Great Circle, served as a member of the Board of Directors of the Company from November 1985 through June 1994 and as a member of the Board of Directors of IPC from its inception to November 1994.

     During the second quarter of 1994, InterDigital borrowed $1,500,000 from


IPC pursuant to a promissory note, bearing interest at a rate of 11% per annum. InterDigital repaid the note during the fourth quarter of 1994.

     IPC and InterDigital are parties to a service agreement under which InterDigital provides certain facilities, administrative and other services to IPC for which IPC pays $2,000 per month.

     See also Notes 3, 4 and 6 concerning license and income tax sharing transactions with InterDigital.

                           IP ACQUISITION CORPORATION

                                  BALANCE SHEET

                                 August 6, 1996
                                   (Unaudited)

ASSETS .................................................................   $ --
                                                                          -----

SHAREHOLDERS' EQUITY:

Common Stock, $.01 par value; 100 authorized,
100 shares issued and outstanding ......................................   $  1

Additional Paid-In Capital..............................................   $ 99
Receivable from InterDigital Communications Corporation ................  ($100)
                                                                          -----
                                                                          $ --
                                                                          =====

       The accompanying notes are an integral part of this balance sheet.

                           IP ACQUISITION CORPORATION

                             NOTES TO BALANCE SHEET

                                 August 6, 1996
                                   (Unaudited)


1.   BASIS OF PRESENTATION:

     IP Acquisition Corporation ("MergerCo") was incorporated in Delaware on August 6, 1996 and has been an inactive wholly-owned subsidiary of InterDigital.


MergerCo was established to effectuate the merger discussed below (see Note 2).

2.   PLAN OF MERGER:

     On August 15, 1996, the respective Boards of Directors of InterDigital Patents Corporation, an approximately 94% owned subsidiary of InterDigital ("IPC") and InterDigital, each unanimously approved and adopted an Agreement and Plan of Merger (the "Plan of Merger"), providing for the merger of MergerCo with and into IPC (the "Merger"), with IPC being the surviving corporation in the Merger, and the issuance of InterDigital common stock to the holders of IPC common stock.

     At the effective time of the Merger, each outstanding share of IPC common stock, other than shares of IPC common stock held by InterDigital and any IPC dissenting stockholders, will be converted into that number of shares of Common Stock of InterDigital equal to: (i) $7.33 divided by (ii) the average closing price per share of InterDigital Common Stock for the 30 calendar days ending on the last trading day prior to the date of this Registration Statement is declared effective by the Securities and Exchange Commission.

                                     ANNEX I


                                 PLAN OF MERGER
                                  BY AND AMONG
                    INTERDIGITAL COMMUNICATIONS CORPORATION,
                        INTERDIGITAL PATENTS CORPORATION
                                       AND
                           IP ACQUISITION CORPORATION

                           Dated as of August 16, 1996

     AGREEMENT AND PLAN OF MERGER, dated as of August 16, 1996 ("Agreement"), by and among INTERDIGITAL COMMUNICATIONS CORPORATION, a Pennsylvania corporation ("Parent"), IP ACQUISITION CORPORATION, a Delaware corporation ("Sub") and a wholly-owned subsidiary of Parent, and INTERDIGITAL PATENTS CORPORATION, a Delaware corporation (the "Company") and an approximately 94%-owned subsidiary of Parent.

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have declared the merger of the Sub into the Company (the "Merger") pursuant to and subject to the terms and conditions of this Agreement to be in the best interests of their respective companies and shareholders, have approved the Merger, and have submitted the Merger to the shareholder of Sub and the majority shareholder of the Company for their approval;

     WHEREAS, the parties intend that the Merger qualify as a reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");



     NOW THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, hereby agree as follows:

1.   THE MERGER AND RELATED MATTERS

     1.1  The Merger.

          (a) Subject to the terms and conditions of this Agreement, a certificate of ownership and merger (the "Delaware Certificate of Merger") acknowledged by Sub and the Company in accordance with the Delaware General Corporation Law (the "DGCL") and, at the time of the Closing (as defined in Section 1.9 hereof), shall be filed. The Merger shall become effective upon the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the provisions and requirements of the DGCL, or at such other time as may be set forth, by mutual agreement of the parties, in the Delaware Certificate of Merger. The date and time when the Merger shall become effective is hereinafter referred to as the "Effective Time."

          (b) At the Effective Time, the Sub shall be merged with and into the Company and the separate corporate existence of the Sub shall cease, and the Company shall continue as the surviving corporation under the laws of the State of Delaware under the name of InterDigital Patents Corporation (the "Surviving Corporation"). The Surviving Corporation shall have all the rights, privileges, immunities and powers and be subject to all the duties and liabilities granted or imposed by the DGCL. The Surviving Corporation shall also thereupon and thereafter possess all the rights, privileges, immunities, powers and franchises, of a public as well as of a private nature, of the Company and the Sub; and all property, real, personal and mixed, and all debts due on whatever account and all other choses in action and all and every other interest of, or belonging to or due to, Company or the Sub, shall be deemed to be transferred to and vested in such Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, vested in either of the merged companies shall not revert or in any way be impaired by reason of such Merger. The Surviving Corporation shall thereafter be responsible and liable for all of the liabilities and obligations of Company and the Sub; any claim existing or action or proceeding pending by or against either of the merged companies may be prosecuted to judgement as if such Merger had not taken place, or the Surviving Corporation may be substituted in the place of Company. Neither the rights of the creditors nor any liens upon the property of the Company or Sub shall be impaired by such Merger but such liens shall be limited to the property upon which they were liens immediately prior to the Effective Date.

          (c) From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

     1.2  Conversion of Stock.

          (a) At the Effective Time, each share of Common Stock, $.001 par value, of the Company (the "Company Common Stock") then issued and outstanding (other than (i) any shares of Company Common Stock which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any subsidiary of Parent (including Sub), all of which shall be canceled and none of which shall receive any payment with respect thereto, and (ii) shares of Company Common Stock held by Dissenting Shareholders (as defined in Section 1.3 hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the Per Share Merger Consideration (as defined in paragraph (b) below); and each issued and outstanding share of common stock of Sub, $.01 par value, shall be converted into and represent an issued and outstanding share of common stock of the Surviving Corporation.

          (b) As used herein, the term "Per Share Merger Consideration" shall mean that number of shares (the "Conversion Number") of common stock, par value $.01 per share, of Parent (the "Parent Stock") equal to (i) $7.33 divided by
(ii) the Average Closing Price of a share of Parent Stock (as defined in Section 1.2(c) below). In the event that prior to the Effective Time the outstanding shares of Parent Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in Parent's capitalization, all without Parent receiving adequate consideration therefor, then an appropriate and proportionate adjustment shall be made in the Conversion Number and in the number and kind of shares of Parent Stock to be thereafter delivered pursuant to this Agreement.

          (c) Notwithstanding the foregoing, no fractional shares of Parent Stock shall be issued to holders of Company Common Stock. In lieu thereof, each holder of shares of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Stock (after taking into account all certificates delivered by such holder at any one time) shall receive an amount in cash equal to such fraction of a share of Parent Stock, multiplied by the Average Closing Price of a share of Parent Stock. "Average Closing Price of a share of Parent Stock" means the average of the closing price per share of Parent Stock, as reported by the American Stock Exchange (as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source), for the 30 calendar days ending on the last trading date prior to the date the Registration Statement is declared effective by the SEC.

          (d) The shares of the Parent Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger.

     1.3 Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary but only to the extent required by Section 262 of the DGCL, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by holders who comply with all the provisions of Delaware law concerning the right of holders of Company Common Stock to dissent from the Merger and require appraisal of their shares of Company Common Stock ("Dissenting Shareholders") shall not be converted into the Per Share Merger Consideration but, instead, shall become the right to receive such consideration as may be determined to be due such Dissenting Shareholders pursuant to Delaware law; provided, however, that shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who shall, after the Effective Time, withdraw his or her demand for appraisal or lose his or her right of appraisal, in either case pursuant to the DGCL, shall thereupon be deemed to have been converted, as of the Effective Time, into the Per Share Merger Consideration, without interest. The Company shall give Parent
(i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company, and
(ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware law. All payments shall be made solely from funds of the Company. Except with the prior written consent of Parent, the Company will not voluntarily make any payment with respect to any demands for appraisal and will not settle or offer to settle any demand.

     1.4  Exchange Procedures.

          (a) At and after the Effective Time, certificates previously representing shares of Company Common Stock, taking into account all certificates of a holder of Company Common Stock delivered by such holder at any one time (taken together, a "Certificate"), shall represent (i) the number of whole shares of Parent Stock (determined pursuant to Section 1.2 hereof) and
(ii) the right, if any, to receive cash in lieu of fractional shares into which such Company Common Stock has been converted (determined pursuant to Section 1.2 hereof). Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with this Section 1.4 without any interest thereon.

          (b) As of the Effective Time, for the benefit of the holders of shares of Company Common Stock, Parent shall reserve, or shall cause to be reserved for exchange in accordance with this Section 1.4, certificates representing the shares of Parent Stock and the Parent shall cause to be reserved cash in lieu of fractional shares (such cash and certificates for shares of Parent Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issued pursuant to Section 1.2 and to be paid pursuant to this Section 1.4 in exchange for outstanding shares of Company Common Stock.

          (c) Promptly after the Effective Time, Parent shall mail to each holder of record of Certificates the following: (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Parent, which shall be in a form and contain any other provisions as Parent and the Surviving Corporation may reasonably agree and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Stock and cash in lieu of fractional shares. Upon the proper surrender of a Certificate to Parent, together with a properly completed and duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Stock and (y) a check representing the amount of cash in lieu of any fractional shares and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 1.2, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares or on unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of any shares of the Company Common Stock not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued to the transferee if the Certificate representing such Company Common Stock is presented to Parent, accompanied by documents sufficient (1) to evidence and effect such transfer and
(2) to evidence that all applicable stock transfer taxes, if any, have been paid.

          (d) Until surrendered in accordance with the provisions of this
Section 1.4, from and after the Effective Time each Certificate shall, subject to this paragraph (d), be deemed for all purposes to evidence ownership of the number of shares of Parent Stock into which the shares of Company Common Stock represented by such Certificate have been changed or converted. Whenever a dividend or other distribution is declared by Parent on the Parent Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement; provided that no dividend or other distribution declared or made on the Parent Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Stock represented thereby until the holder of such Certificate shall duly surrender such Certificate in accordance with this Section 1.4. Following such surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions having a record date on or after the Effective Time theretofore payable with respect to such whole shares of Parent Stock and not yet paid and (ii) at the appropriate payment date, the amount of dividends or other distributions having (x) a record date on or after the Effective Time but prior to surrender and (y) a payment date subsequent to surrender payable with respect to such whole shares of Parent Stock.

          (e) From and after the Effective Time, there shall be no transfers on the stock transfer records of the Company of any shares of the Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent for transfer, they shall be canceled and exchanged for the shares of Parent Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.4.

          (f) If outstanding certificates for shares of Company Common Stock are not surrendered or the payment for them not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Parent, free and clear of all claims or interest of any person previously entitled to such claims, except that any cash in lieu of fractional shares shall become the property of the Surviving Corporation. Notwithstanding the foregoing, neither Parent nor any other person shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Stock and cash in lieu of fractional shares deliverable (and unpaid dividends and distributions) in respect thereof pursuant to this Agreement.

     1.5 Options and Warrants. Robert S. Bramson, a former employee of the Company, was granted an option to purchase 262,625 shares of the Company's Common Stock, all of which are fully vested (the "Bramson Options"). Mr. Bramson, the Company and Parent have agreed that Mr. Bramson will fully exercise such option immediately prior to the Merger. The shares of the Company's Common Stock issued upon such exercise will be deemed outstanding at the Effective Time and shall be entitled to the Per Share Merger Consideration. The Company hereby represents and warrants that there are no other outstanding options, warrants or other rights to purchase the Company's Common Stock, or other outstanding securities which are convertible into or exchangeable for the Company's Common Stock.

     1.6 Certificate of Incorporation of the Surviving Corporation. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation.

     1.7 Bylaws of the Surviving Corporation. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law.

     1.8 Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of the Company shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation, until the next annual stockholders' meeting of the Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of the Company shall be the officers of the Surviving Corporation, each of such officers to hold office, subject to the applicable provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation, until their respective successors shall be duly elected or appointed and qualified.

     1.9 Closing. The closing of the Merger (the "Closing") shall take place at the offices of Pepper, Hamilton & Scheetz, 3000 Two Logan Square, Philadelphia, Pennsylvania, at 10:00 A.M., local time, on the day which is the third business day after the day on which the last of the conditions set forth in Section 5 hereof is fulfilled or waived (subject to applicable law), or at such other time and place and on such other date as Sub, Parent and the Company shall mutually agree (the "Closing Date").

2.   Representations and Warranties.

     2.1 Company Representations. The Company hereby represents and warrants to the Parent and Sub follows:

          (a) Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and lease its property. The Company is duly qualified to transact business as a foreign corporation in each jurisdiction which would require its qualification.

          (b) Capitalization and Subsidiaries. The authorized, issued and outstanding capital stock of the Company consists of 45,000,000 shares of Common Stock, of which 23,875,000 shares have been validly issued and outstanding, fully paid and nonassessable, and 262,625 shares of which have been reserved for issuance upon exercise of the Bramson Options.

          Except InterDigital Technology Corporation ("ITC"), the Company does not own or control any capital stock or other ownership interest in any corporation, association, partnership, trust, joint venture or other entity (each a "Subsidiary"). All shares of capital stock of ITC, which are owned by the Company, are validly issued and outstanding, fully paid and nonassessable, and not subject to any lien or encumbrance.

          (c) Authorization and Enforceability. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company, enforceable in accordance with its respective terms, except as enforcement thereof may be limited by fraudulent conveyance, bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by general equitable principles and except as rights to indemnity and contribution hereunder may be limited by applicable law, and constitutes a valid and binding obligation of the Company. The execution, delivery and performance of this Agreement, the execution, filing and performance of the Delaware Certificate of Merger, and the compliance with the provisions hereof and thereof by the Company, will not:

               (i) violate any provision of law, statute, ordinance, rule or regulation or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body to which the Company or any subsidiary (or their respective properties or assets) is subject;



               (ii) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any agreement, document, instrument, contract, understanding, arrangement, note, indenture, mortgage or lease to which the Company is a party, or under which the Company or any subsidiary or any of their respective properties or assets is bound or affected,
(ii) the certificate of incorporation of the Company, or (iii) the By-laws of the Company; or

               (iii) result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any subsidiary.

          (d) Consents and Approvals. Except for the approval of the Merger by Parent as the majority shareholder of the the Company, no authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body (other than filings required to be made under applicable federal and state securities laws) or any other person, entity or association is required for the valid authorization, execution, delivery and performance by the Company of this Agreement. The Company has obtained all other consents that are necessary to permit the consummation by it of the transactions contemplated hereby and thereby.

          (e) Pending Litigation, Proceedings or Investigations. Except as disclosed in the Parent's filings with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "SEC Filings"), there is no suit, action, claim, arbitration, litigation, administrative or legal or other proceeding, or investigation pending, or, to the Company's knowledge, threatened, against or related to the Company or any Sub, whether or not fully covered by insurance which would have a material adverse effect on the Company or its ability to execute and deliver this Agreement and consummate the Merger.

     2.2 Parent and Sub Representations. Parent and Sub hereby, jointly and severally, represent and warrant to the Company as follows:

          (a) Organization. Parent and Sub are each corporations duly organized, validly existing and in good standing under the laws of the respective jurisdictions of incorporation and each have all requisite corporate power and authority to own and lease its property. Parent and Sub are each duly qualified to transact business as a foreign corporation in each jurisdiction which would require its qualification.

          (b) Capitalization and Subsidiaries. As of August 8, 1996, the authorized, issued and outstanding capital stock of the Parent consists of (i) 75,000,000 shares of Common Stock, of which 46,437,793 shares have been validly issued and outstanding, fully paid and nonassessable, and (ii) 14,398,600 shares of Preferred Stock par value $.10 purchase, of which 105,000 are issued and outstanding. The authorized, issued and outstanding capital stock of the Sub consists of 100 shares of Common Stock, all of which have been validly issued and outstanding and are fully paid and nonassessable.

          (c) Authorization and Enforceability. The execution, delivery and performance by each of Parent and the Sub of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Parent and the Sub. This Agreement has been duly executed and delivered by Parent and the Sub and constitutes a valid and binding obligation of each of the Parent and the Sub enforceable in accordance with its respective terms, except as enforcement thereof may be limited by fraudulent conveyance, bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by general equitable principles and except as rights to indemnity and contribution hereunder may be limited by applicable law. The execution, delivery and performance of this Agreement, the execution, filing and performance of the Delaware Certificate, and the compliance with the provisions hereof and thereof by the each of the Parent and the Sub, will not:

               (i) violate any provision of law, statute, ordinance, rule or regulation or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body to which Parent and the Sub (or their properties or assets) is subject;

               (ii) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any agreement, document, instrument, contract, understanding, arrangement, note, indenture, mortgage or lease to which the Parent or the Sub is a party, or under which the Parent or the Sub or any of their respective properties or assets is bound or affected,
(ii) the certificate of incorporation of the Parent or the Sub, or (iii) the By-laws of the Parent or the Sub, or

               (iii) result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Parent or the Sub.

          (d) Consents and Approvals. Except for the approval of the Merger by Parent as the sole shareholder of Sub, no authorization, consent approval or other order of, or declaration to or filing with, any governmental agency or body (other than filings required to be made under applicable federal and state securities laws) or any other person, entity or association is required for the valid authorization, execution, delivery and performance by Parent or the Sub of this Agreement. Parent and the Sub have each obtained all other consents that are necessary to permit the consummation by it of the transactions contemplated hereby and thereby.



          (e) Pending Litigation, Proceedings or Investigations. Except as disclosed in the SEC Filings, there is no suit, action, claim, arbitration, litigation, administrative or legal or other proceeding, or investigation pending, or, to the Parent or Sub's knowledge, threatened, against or related to the Parent or Sub, whether or not fully covered by insurance which would have a material adverse effect on the Parent or the Sub, or their respective abilities to execute and deliver this Agreement and consummate the Merger.

3. Further Assistance. From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of the Company and the Sub such deeds and other instruments, and there shall be taken or caused to be taken by all such further and other action, as shall be appropriate, advisable or necessary in order to vest, perfect or confirm, or record or otherwise, in the Surviving Corporation the title to and possession of all property interests, assets, rights, privileges, immunities, powers, franchises and authority of Sub and the Company, and otherwise to carry out the purposes of these resolutions. The officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of Sub and the Company or otherwise, to take any and all such action and to execute and deliver any and all such deeds and other instruments.

4. Abandonment and Termination. The Merger may be abandoned and this Plan terminated by the mutual consent of the Board of Directors of Parent, Sub and the Company at any time prior to the Effective Date. In the event of the abandonment and termination of the Merger and this Plan, this Plan shall become void and have no effect, without any liability on the part of Parent, Sub and the Company or the stockholders, directors or officers of any of them. In addition, Parent shall have the right to terminate and abandon the Merger prior to the Effective Time, which right may be exercised in its sole discretion, if the Average Closing Price of a share of Parent Stock (as that term is defined herein) is less than or equal to $5.86 per share (i.e., eighty percent of the average closing price per share of Parent Common Stock as reported by the American Stock Exchange for the 30 calendar days immediately prior to August 15,
1996).

5.   Covenants.

     5.1  Indemnification and Insurance.

          (a) Subject to applicable law, the Company will indemnify the present and former directors, officers, employees and agents of the Company and its subsidiaries to the extent provided in their respective charters, codes of regulations or bylaws, by agreement or otherwise in effect on the date hereof, with respect to any action or omission occurring prior to the Effective Time and will not amend, reduce or limit rights of indemnity afforded to them or the ability of the Company to indemnify them, nor hinder, delay or make more difficult the exercise of such rights of indemnity. For a period of two years after the Effective Time, Parent shall use its best efforts to cause to be maintained in effect directors' and officers' liability insurance policies maintained by or for the benefit of IPC with at least the same dollar policy limitation as those currently in effect (provided that Parent may substitute therefore policies with at least substantially similar coverage) with respect to matters occurring prior to the Effective Time.

          (b) The provisions of this Section 5.1 shall be binding on any successor entity to the Company.

     5.2 Registration Statement. As soon as practicable after the date hereof, the Parent shall prepare and file with the SEC a registration statement relating to the Parent Stock to be issued in the Merger (the "Registration Statement"). As soon as practicable following receipt of final comments from the staff of the SEC on the Registration Statement (or advice that such staff will not review such filing), Parent shall use its best efforts to have the Registration Statement declared effective by the SEC and to maintain the effectiveness of such Registration Statement until completion of the Merger. Promptly after the effectiveness of the Registration Statement, Parent shall mail the prospectus forming a part of the Registration Statement to all holders of Company Common Stock. Parent and the Company shall cooperate with each other in the preparation of the Registration Statement and shall advise the other in writing if, at any time prior to the Effective Time, any such party (including it's officers) shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Registration Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. Notwithstanding the foregoing, each party shall be responsible for the information and disclosures which it makes or incorporates by reference in all regulatory filings and the Registration Statement.

     5.3 Antitakeover Statutes. The Company shall take all steps reasonably requested by Parent for the purpose of (i) compliance with the requirements of any state antitakeover law by action of its board of directors or otherwise and
(ii) assistance in any challenge by Parent to the applicability to the Merger of any state antitakeover law.

     5.4 Listing. Parent shall use its best efforts to list on AMEX, upon official notice of issuance, the Parent Stock to be issued in the Merger.

6.   Conditions Precedent to Merger.

     6.1 Conditions Precedent to Obligations of Parent, Sub and the Company. The respective obligations of Parent and Sub, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of each of the following conditions:

          (a) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect.

          (b) Injunction. No preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Merger and which is in effect at the Effective Time.



          (c) Statutes. No statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Merger.

          (d) AMEX. The Parent Stock, including the shares issuable in the Merger, shall have been designated for inclusion on AMEX.

          (e) Blue Sky Approvals. Parent shall have received all state securities laws and "Blue Sky" permits and other authorizations necessary to consummate the transactions contemplated hereby.

          (f) Company Fairness Opinion. The Company shall have received an opinion from Howard, Lawson & Co. to the effect that the Conversion Number is fair to the Company's shareholders, from a financial point of view, and such opinion shall not have been withdrawn as of the Effective Time.

          (g) Consent of Stockholders of the Company and Sub. Parent, as the majority stockholder of the Company and the sole stockholder of Sub, shall have reviewed, consented to and approved the Merger in accordance with the applicable provisions of the laws of the state of Delaware.

          (h) Tax Opinion. Parent and Company shall have received an opinion from Pepper, Hamilton & Scheetz that, subject to the qualifications and other matters set forth therein, the Merger will be treated as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and such opinion shall not have been withdrawn as of the Effective Date.

          (i) Representations and Warranties. The representations and warranties contained in Sections 2.1 and 2.2 shall be true and correct at and as of the Effective Time.


7.  Miscellaneous.

     7.1 Survival. Only those agreements and covenants of the parties that are applicable in whole or in part after the Effective Time shall survive the Effective Time. All representations and warranties and other agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Time.

     7.2 Waiver. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefitted by the provision or by both parties by a writing executed by an executive officer, or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective boards of directors.

     7.3 Entire Agreement; Etc. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore or contemporaneously made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for the provisions of Section 1.4, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     7.4 Assignment. This Agreement may not be assigned by any party hereto without the written consent of the other parties, provided that Parent and Sub may assign their rights and obligations hereunder to a direct or indirect wholly-owned subsidiary, but no such assignment shall relieve Parent of its obligations hereunder.

     7.5 Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

     7.6 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

     7.7 Applicable Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

     7.8 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed as of this day and year first above written.

                                         INTERDIGITAL COMMUNICATIONS CORPORATION


                                          By: /s/ WILLIAM A. DOYLE
                                              -----------------------
                                         Name: William A. Doyle
                                        Title: President


                                          INTERDIGITAL PATENTS CORPORATION




                                          By: /s/ D. RIDGELY BOLGIANO
                                              -----------------------
                                         Name: D. Ridgely Bolgiano
                                        Title: Executive Vice President


                                          IP ACQUISITION CORPORATION


                                          By: /s/ WILLIAM A. DOYLE
                                              -----------------------
                                         Name: William A. Doyle
                                        Title: President

                                    ANNEX II

                         OPINION OF HOWARD, LAWSON & CO.

                                         August 15, 1996

Board of Directors
InterDigital Patents Corporation
 781 Third Avenue
King of Prussia, PA 19406

To the Members of the Board of Directors:

     InterDigital Patents Corporation, a Delaware corporation, ("IPC") and InterDigital Communications Corporation, a Pennsylvania corporation, ("InterDigital") have proposed an Agreement and Plan of Merger pursuant to which a wholly-owned subsidiary of InterDigital will be merged with and into IPC in a transaction (the "Merger") in which each share of IPC Common Stock not owned by InterDigital or shareholders dissenting to the Merger will be converted into that number of shares of the common stock of InterDigital equal to $7.33 (the "Merger Consideration") divided by the average closing price per share of InterDigital common stock for the 30 calendar days ending on the last trading day prior to the date the Registration Statement or form S-4 relating to the Merger is declared effective by the Securities and Exchange Commission.

     You have asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to IPC's shareholders, excluding InterDigital.

     Materials Reviewed and Activities Conducted

     In arriving at our opinion, we reviewed and analyzed materials we deemed relevant regarding the Merger, including the following:

          1. Draft of the Form S-4 Registration Statement dated August 14, 1996, 1996, including the draft Agreement and Plan of Merger;



          2. IPC and InterDigital, Confidential Private Placement Memorandum dated October 1, 1992;

          3. InterDigital Annual Reports and Forms 10-K for the fiscal years ended December 31, 1992, 1993, 1994, and 1995; Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996;

          4. Press releases, SEC filings, and other publicly available information regarding InterDigital and IPC;

Board of Directors
InterDigital Patents Corporation
August 15, 1996
Page 2


Materials Reviewed and Activities Conducted

          5. InterDigital, 1995 Goals and Budget dated December 14, 1994 and 1996 Forecasted Profit dated April 30, 1996;

          6. InterDigital and subsidiaries, internal consolidating financial statements, 1992, 1993, 1994, and 1995 and for the six months ended June 30, 1996;

          7. Historical prices and trading volume of the common shares of InterDigital;

          8. Information on IPC's patents and patent applications and litigation regarding those patents;

          9. Information on the wireless telecommunications equipment industry, including market reports, analysts' reports, and information on companies in the industry; and,

          10. Such other information, studies, analyses, inquiries, and investigations as we deemed appropriate for the purposes of this opinion.

     We also conducted certain other activities we deemed relevant regarding the Merger, including meetings with certain members of IPC and InterDigital's senior management to discuss the businesses, operations, assets, historical financial statements, and future prospects of IPC and InterDigital including, but not limited to their proprietary technology, development efforts, patents and patent applications, licensing, alliance and other agreements, the prospects for the adoption of their technology in various markets, and the status of litigation regarding IPC's patents.

Board of Directors
InterDigital Patents Corporation
August 15, 1996
Page 2


Limiting Conditions

     In rendering our opinion, we have not independently verified any of the foregoing information provided to us by IPC and InterDigital (the "Companies") or publicly available and we have relied on its completeness and accuracy in all respects. We have not made independent appraisals or evaluations of the assets of the Companies nor have we contacted any other prospective acquirers of IPC or any of its assets. We have relied on managements' representations concerning the Companies and the financial statements provided to us. We have also assumed that information relating to the prospects of the Companies furnished to us by the Companies reflects the best currently available estimates and judgments of the managements of the Companies of the future financial performance of the Companies and have relied upon the Companies to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. Our opinion is necessarily based upon economic, market and other conditions, and the information made available to us, as of the date hereof.

     We were not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or part of IPC's business. Upon advice of IPC and its legal and accounting advisors, we assumed that the proposed merger would be tax free to IPC's shareholders.

     Opinion

     Based upon and subject to the foregoing, it is our opinion that the Merger Consideration is fair, from a financial point of view, to IPC's shareholders, excluding InterDigital.


                                        HOWARD, LAWSON & CO.

                                    ANNEX III

                            APPRAISAL RIGHTS STATUTE

          (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

          (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection (g) of Section 251), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

               (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of
Section 251 of this title.

               (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or



                    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

               (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

          (d) Appraisal rights shall be perfected as follows:

               (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

               (2) If the merger or consolidation was approved pursuant to
Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger of consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

          (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection
(d) hereof, whichever is later.

          (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

          (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

          (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. If determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

          (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

          (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

          (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

          (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS




ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 1741-1750 of the Pennsylvania Business Corporation Law of 1988 (the "BCL"), Section 8365 of Title 42 of the Pennsylvania Consolidated Statutes ("Section 8365") and the Company's By-Laws provide for indemnification of the Company's directors and officers and certain other persons. Under Sections 1741-1750 of the BCL, directors and officers of the Company may be indemnified by the Company against all expenses incurred in connection with actions (including, under certain circumstances, derivative actions) brought against such director or officer by reason of his or her status as a representative of the Company, or by reason of the fact that such director or officer serves or served as a representative of another entity at the Company's request, so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company. As permitted under Section 1741-1750 of the BCL and Section 8365, the Company's By-Laws provide that the Company shall indemnify directors and officers against all expenses incurred in connection with actions (including derivative actions) brought against such director or officer by reason of the fact that he or she is or was a director or officer of the Company, or by reason of the fact that such director or officer serves or served as an employee or agent of any entity at the Company's request, unless the act or failure to act on the part of the director or officer giving rise to the claim for indemnification is determined by a court in a final, binding adjudication to have constituted willful misconduct or recklessness.

Reference is made to Item 22 of this Registration Statement for additional information regarding indemnification of directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          A. Exhibits.

Exhibit
Number                     Exhibit Description
- --------                   -------------------

2                          Plan of Merger dated August 16, 1996 (included as
                           Annex I to Prospectus).

5 Opinion of Jane S. Schultz re: legality (To be filed by amendment).

8                          Form of Opinion of Pepper, Hamilton & Scheetz
                           re: tax matters.

23.01                      Consents of Arthur Andersen LLP (Included on Pages
                           II-3 and III-4).

23.02 Consents of Pepper, Hamilton & Scheetz (To be included in Exhibit 8).

23.03                      Consent of Howard, Lawson & Co.



24                         Powers of Attorney (Included on Pages II-5 and II-6).

99.01                      Letter to InterDigital Patents Corporation
                           Stockholders.

99.02                      Letter of Transmittal.

          B. Financial Statement Schedules - Not Applicable

ITEM 22. UNDERTAKINGS.

     A.   1.   The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          2. The Registrant undertakes that every prospectus (I) that is filed pursuant to paragraph (1) immediately preceding, or (II) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against the public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InterDigital Communications Corporation:

     As independent public accountants, we hereby consent to the incorporation by reference in this Form S-4 Registration Statement of our report dated March 26, 1996, included in the InterDigital Communications Corporation's Form 10-K for the year ended December 31, 1995, and to all references to our Firm included in this Registration Statement.

                                            Arthur Andersen LLP


Philadelphia, Pa.,
August 15, 1996

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InterDigital Communications Corporation:

     As independent public accountants, we hereby consent to the use of our report, dated August 14, 1996, related to the consolidated financial statements of InterDigital Patents Corporation and Subsidiary as of December 31, 1995 and for the year then ended and all references to our Firm included in or made a part of this S-4 Registration Statement.


                                            Arthur Andersen LLP

Philadelphia, Pa.,
August 15, 1996

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Pennsylvania, on August 20, 1996.

                             InterDigital Communications Corporation


                             By: /s/  William A. Doyle
                                 ----------------------------------------------
                                      William A. Doyle, President and Director

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints William A. Doyle, Howard E. Goldberg and James W. Garrison, and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Date: August 20, 1996         /s/ William A. Doyle
                              -----------------------------------------------
                              William A. Doyle, President and Director


Date: August 20, 1996         /s/ James W. Garrison
                              -----------------------------------------------
                              James W. Garrison, Vice President, Chief
                              Financial Officer and Treasurer, the principal
                              financial officer and principal accounting
                              officer

                             [EXECUTIONS CONTINUED]

Date: August 20, 1996         /s/ Harry Campagna
                              -----------------------------------------------
                                  Harry Campagna, Director



Date: August 20, 1996         /s/ D. Ridgely Bolgiano
                              -----------------------------------------------
                                  D. Ridgely Bolgiano, Director



Date: August 20, 1996         /s/ Barney J. Cacioppo,
                              -----------------------------------------------
                                  Barney J. Cacioppo, Director



Date: August 20, 1996         /s/ Harley L. Sims
                              -----------------------------------------------
                                  Harley L. Sims, Director

                                  EXHIBIT INDEX


Exhibit
Number            Exhibit Description                                Page Number
- --------          -------------------                                -----------

2 Plan of Merger dated August 16, 1996 (included as Annex I to Prospectus).

5 Opinion of Jane S. Schultz re: legality (To be filed by amendment).

8 Form of Opinion of Pepper, Hamilton & Scheetz re: tax matters.

23.01             Consents of Arthur Andersen LLP (Included on
                  Pages II-3 and III-4).

23.02 Consents of Pepper, Hamilton & Scheetz (To be included in Exhibit 8).

23.03             Consent of Howard, Lawson & Co.

24                Powers of Attorney (Included on Page II-5 and
                  II-6).

99.01             Letter to InterDigital Patents Corporation
                  Stockholders.

99.02             Letter of Transmittal.